UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATED FINANCIAL

hb

STATEMENTS

2021

bradesco

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

2

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

Independent Auditors’ Report on consolidated financial statements

To

Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of December 31, 2021 and the respective consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, including significant accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of December 31, 2021, and of its consolidated financial performance and its consolidated cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes 2d viii, 3.2, 4, 21d, 23, 24 and 40, to the consolidated financial statements, Bradesco has R$ 51,710,077 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2021. Bradesco recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, and a 12-month ECL for all other contracts. Bradesco calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis Bradesco segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

We identified the assessment of the ECL as a key audit matter. The estimation of ECL involved significant measurement uncertainty, primarily as a result of the complexity of the models and the quantity and subjectivity of the assumptions. These included: the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the PDs, EADs and LGDs; the future macroeconomic scenarios; the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for calculating the ECL. This included controls related to: (i) the development and approval of the ECL methodology; (ii) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (iii) the validation of models used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis.

•	We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) assessing Bradesco’s ECL methodology for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); (ii) testing the accuracy of Bradesco’s PDs, EADs and LGDs using Bradesco’s historical data and defined methodologies; (iii) analyzing whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (iv) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation.

•	We compared the consider indices projected by Bradesco in the future macroeconomic scenarios with independent third-party projections. For a selection of contracts, we evaluated the ECL calculated on an individual basis, including the assessment of expected cash flows and related collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider the ECL to be adequate in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2021.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits

As discussed in notes 2j, 4 and 36, to the consolidated financial statements, Bradesco is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 8,072,037 thousand, R$ 9,179,471 thousand and R$ 6,729,107 thousand, respectively.

The provisions for tax lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and economic damages arising from Bradesco’s actions in the course of providing banking products and services, insertion of information about debtors in the credit restrictions register, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, Bradesco applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco uses a model that considers, assessment in groups of the lawsuits entry date (before or after the labor reform), the average amount of Payments in the last 12 months and inflation adjustment to calculate the average loss for each group of lawsuits.

4

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits and for labor lawsuits as a key audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by Bradesco. In the case of the tax and civil lawsuits, those estimates, judgments and assumptions related to estimating the likelihood of loss and the amount of any such loss, and, in the case of labor lawsuits, they related to the segregations used in the model and the historical observation period.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (i) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) the development and approval of the models and assumptions used to measure the provision for labor liabilities.

•	We obtained and read the letters received directly from Bradesco’s external legal advisors for certain tax lawsuits, and the documentation prepared by the internal legal advisors for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by Bradesco, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters. We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of Bradesco’s position and the supporting documentation.

•	For the labor lawsuits, we: (i) evaluated the length of the historical observation period used by Bradesco by comparing it to the results of using alternative periods; (ii) tested the accuracy of the segregations used in the model; and (iii) review of management´s assumptions; and (v) testing the mathematical precision of the calculation made by Bradesco to determine the provision for labor claims on the loss history of the last years in similar cases.

•	For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the year to the amounts provided for at the previous year end and obtaining an understand of the reason for deviation

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for year ended on December 31, 2021.

Assessment of the recoverability of deferred tax assets

As discussed in notes 2u, 4 and 16 to the consolidated financial statements Bradesco has R$ 86,547,240 thousand of deferred tax assets as of December 31, 2021. Bradesco recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the carry-forward losses can be utilized.

Bradesco’s estimates of future taxable profits are based on its business plans and budgets which require Bradesco to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

5

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

•	We involved corporate finance professionals with specialized skills and knowledge, who assisted in assessing the assumptions, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying Bradesco’s estimate of future taxable profits. We evaluated Bradesco’s ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2021 made in the prior year with actual taxable profits in 2021.

•	In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of recoverability of deferred tax assets to be adequate in the context of the consolidated financial statements taken as a whole for the year ended on December 31, 2021.

Evaluation of the impairment testing of goodwill and intangible assets

As discussed in notes 2g, 2i, 4 and 28 to the consolidated financial statements Bradesco has goodwill of R$ 6,048,734 thousand and other intangible assets with finite useful lives of R$ 3,049,946 thousand. Bradesco performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, Bradesco estimates recoverable amounts of the relevant Cash Generating Units based on the present value of future cash flows. In order to estimate future cash flows Bradesco estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a key audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of intangible assets, including controls related to:
(i) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (ii) the independent review of the calculation methodology to perform the impairment test.

•	We involved corporate finance professionals with specialized skills and knowledge who assisted in: (i) evaluating the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources; (ii) evaluating the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

independently using publicly available market data for comparable entities; (iii) assessing Bradesco’s ability to project cash flows by comparing the prior year’s projections for the year ended December 31, 2021, , with actual cash flows in this year; and (iv) testing the mathematical accuracy of certain steps of the present value calculations.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets to be adequate in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2021.

Evaluation of the measurement of insurance and pension plan technical provisions

As discussed in notes 2l, 4 and 34 to the consolidated financial statements, Bradesco has R$ 286,386,634 thousand of technical provisions related to insurance contracts and pension plans.

To measure certain technical provisions and to perform the liability adequacy tests, Bradesco uses actuarial techniques and methods that require judgment to determine methodologies and define assumptions including expected claim amounts, longevity, persistence, inflation of medical costs and discount rates.

We identified the evaluation of the performance of the liability adequacy test and the measurement of certain insurance contracts and pension plans technical provisions as a key audit matter. The assumptions used in their measurement are subjective and this subjectivity was accentuated by the uncertainty related to the possible future effects of the Covid-19 pandemic on the economic environment. Minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities. Subjective auditor judgment and specialized actuarial skills and knowledge was required to assess the assumptions as well as the actuarial methodologies used.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of the liability adequacy test and the measurement of certain technical provisions. This included controls related to: (i) the development and approval of actuarial methodologies and assumptions in respect of expected claim amounts, longevity, persistence, inflation of medical costs and discount rates; and (ii) the review and approval of the final calculations of certain technical provisions.

•	We involved actuarial professionals with specialized skills and knowledge who assisted in:

(i)	evaluating the methodologies used in the measurement of certain technical provisions and the liability adequacy test by comparing them to market practice.
(ii)	assessing the assumptions related to expected claim amounts, longevity, persistence, inflation of medical costs and discount rates, used in the measurement of the liability adequacy test and certain technical provisions by comparing them with publicly available information and with Bradesco’s historical experience, including the possible impact of the Covid-19 pandemic on these assumptions.
(iii)	testing, through the use of a specialized software tool, the accuracy of certain technical provisions based on Bradesco’s historical data, assumptions and methodologies.
(iv)	developing, through the use of a specialized software tool, an independent estimate of certain technical provisions, by using generally accepted actuarial techniques and independently sourced assumptions, and
(v)	assessing Bradesco’s ability to accurately project claims by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the liability adequacy test and the technical provisions for insurance and pension plans to be adequate in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2021.

7

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and/or manual controls in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

•	With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i)	We tested the design and operational effectiveness, as well as compensatory controls of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users.

(ii)	We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements.

(iii)	In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications.

(iv)	When we identify key internal controls for the financial reporting process and other relevant processes that are automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the year ended December 31, 2021.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•	identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•	obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•	conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•	evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

9

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Independent Auditors’ Report

•	obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, March 17th, 2022

KPMG Auditores Independentes

CRC 2SP-028567/F

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Audit Committee’s Report

Bradesco Company Audit Committee’s Report on financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2021, issued on February 8, 2022, we have also analyzed the complete set of consolidated statements, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the internal controls systems maintained by the various financial areas of Bradesco Company, mainly Internal Audit, Risk Management and Compliance.

The Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of the companies that comprise the Bradesco Company, in compliance with Brazilian and international accounting standards.

The Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for transactions.

The Independent Audit is responsible for reviewing the financial statements and for issuing an auditing report on the preparation of such statements with full compliance with the applicable accounting standards.

The responsibility of the Internal Audit (Audit and General Inspectorship Department) is to assess the quality of Bradesco Company's internal control systems, as well as the compliance with policies and procedures established by the Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the Internal and Independent Audits, the adequacy of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, and considering the underlying processes used to prepare the financial reports, COAUD (the Audit Committee) understands that the Financial Statements for the fiscal year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards, are presented, in all the relevant aspects, in a balanced and understandable manner, providing the shareholders with the necessary information to assess the financial position and performance of the Bradesco Company, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the Financial Statements in question.

Cidade de Deus, Osasco, SP, March 17, 2022.

ALEXANDRE DA SILVA GLÜHER

(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES

(Financial Expert)

PAULO RICARDO SATYRO BIANCHINI

JOSÉ LUIS ELIAS

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Income Statement

	R$ thousand
	Note	Years ended December 31
		2021	2020	2019
Interest and similar income		138,223,346	119,743,371	124,417,705
Interest and similar expenses		(55,121,323)	(48,575,687)	(58,617,986)
Net interest income	6	83,102,023	71,167,684	65,799,719
Fee and commission income	7	26,033,007	24,936,454	25,337,676
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(11,272,790)	(18,586,403)	(1,090,917)
Net gains/(losses) on financial assets at fair value through other comprehensive income	9	(1,081,393)	(1,716,879)	655,832
Net gains/(losses) on foreign currency transactions	10	(425,732)	(1,010,972)	323,774
Gross profit from insurance and Pension Plans	11	6,073,461	7,578,707	8,254,939
- Insurance and pension income		76,221,161	68,410,501	71,191,410
- Insurance and pension expenses		(70,147,700)	(60,831,794)	(62,936,471)
Other operating income		(6,706,454)	(13,735,547)	8,143,628
Expected loss on loans and advances	23	(9,358,234)	(18,711,841)	(12,532,133)
Expected loss on other financial assets	21 and 24	(255,975)	(833,434)	(1,472,394)
Personnel expenses	12	(20,013,692)	(18,965,477)	(21,143,568)
Other administrative expenses	13	(15,993,155)	(15,484,126)	(16,489,578)
Accumulated depreciation and amortization	14	(5.772.900)	(5,921,030)	(5,865,768)
Other operating income/(expenses)	15	(18.603.757)	(18,822,246)	(29,597,586)
Other operating expense		(69,997,713)	(78,738,154)	(87,101,027)
Income before income taxes and share of profit of associates and joint ventures		32,430,863	3,630,437	12,179,996
Share of profit of associates and joint ventures	26	421,504	444,858	1,201,082
Income before income taxes and non-controlling interests		32,852,367	4,075,295	13,381,078
Income taxes	16	(9,471,563)	11,958,666	7,792,129
Net income for the year		23,380,804	16,033,961	21,173,207

Attributable to shareholders:
Shareholders of the parent		23,172,322	15,836,862	21,023,023
Non-controlling interest		208,482	197,099	150,184

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	17	2.28	1.55	2.06
– Earnings per preferred share	17	2.50	1.71	2.27

The Notes are an integral part of the Consolidated Financial Statements.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Comprehensive Income

	Note	R$ thousand
		Year ended December 31
		2021	2020	2019
Net income for the year		23,380,804	16,033,961	21,173,207

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		(13,601,053)	(1,529,928)	7,752,853
Gains/(losses) transferred to income	9	(1,081,393)	(1,720,958)	651,428
Tax effect		6,045,476	1,447,558	(3,609,375)

Unrealized gains/(losses) on hedge	20
Cash flow hedge		(1,962,706)	(335,620)	260,397
Hedge of investment abroad		(224,055)	(187,629)	(119,635)
Tax effect		1,021,384	235,462	(42,854)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		(19,107)	235,863	73,867

Items that can not be reclassified to the consolidated statement of income
Gains/(losses) on equity instruments at fair value through other comprehensive income		1,080,075	3,573,603	1,482,384
Tax effect		(441,363)	(1,464,897)	(579,763)

Other		73,830	(21,593)	(204,538)

Total other comprehensive income		(9,108,912)	231,861	5,664,764
Total comprehensive income for the year		14,271,892	16,265,822	26,837,971

Attributable to shareholders:
Shareholders of the parent		14,063,410	16,068,723	26,687,787
Non-controlling interest		208,482	197,099	150,184

The Notes are an integral part of the Consolidated Financial Statements.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	Note	On December 31, 2021	On December 31, 2020
Assets
Cash and balances with banks	18	108,601,632	107,602,594
Financial assets at fair value through profit or loss	19a	336,560,965	275,986,689
Financial assets at fair value through other comprehensive income	21	193,516,537	185,841,975
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	22	83,426,816	191,424,731
- Loans and advances to customers, net of provision for losses	23	573,032,622	473,637,358
- Securities, net of provision for losses	24	178,819,275	179,623,894
- Other financial assets	29	64,411,451	52,416,117
Non-current assets held for sale	25	1,196,272	1,202,488
Investments in associates and joint ventures	26	7,557,566	7,386,840
Premises and equipment, net	27	13,513,105	14,071,129
Intangible assets and goodwill, net	28	14,911,007	14,669,464
Taxes to be offset	16g	13,286,829	15,330,420
Deferred income tax assets	16c	78,743,461	76,984,262
Other assets	29	7,994,655	8,475,829
Total assets		1,675,572,193	1,604,653,790

Liabilities
Liabilities at amortized cost
- Deposits from banks	30	279,009,280	267,280,167
- Deposits from customers	31	569,726,250	545,292,743
- Securities issued	32	166,228,542	144,903,825
- Subordinated debts	33	54,451,077	53,246,232
- Other financial liabilities	37	86,407,304	75,528,047
Financial liabilities at fair value through profit or loss	19c	14,265,283	18,697,682
Provision for Expected Credit Loss
- Loan Commitments	23	3,315,190	3,859,316
- Financial guarantees	23	2,066,167	2,318,930
Insurance technical provisions and Pension Plans	34	286,386,634	279,465,384
Other reserves	36	25,536,619	25,582,923
Current income tax liabilities		2,059,223	1,596,284
Deferred income tax liabilities	16c	208,035	1,249,650
Other liabilities	37	35,683,882	39,515,233
Total liabilities		1,525,343,486	1,458,536,416

Shareholders’ equity	38
Capital		83,100,000	79,100,000
Treasury shares		(666,702)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		67,250,114	58,985,029
Additional paid-in capital		70,496	70,496
Other comprehensive income		(1,005,569)	8,103,343
Retained earnings		992,525	(234,109)
Equity attributable to shareholders of the parent		149,776,837	145,620,218
Non-controlling interest		451,870	497,156
Total equity		150,228,707	146,117,374
Total equity and liabilities		1,675,572,193	1,604,653,790

The Notes are an integral part of the Consolidated Financial Statements.

14

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on January 1, 2019	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120
Net income	-	-	-	-	-	-	-	21,023,023	21,023,023	150,184	21,173,207
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,795,435	-	5,795,435	-	5,795,435
Foreign currency translation adjustment	-	-	-	-	-	-	73,867	-	73,867	-	73,867
Other	-	-	-	-	-	-	(204,538)	-	(204,538)	-	(204,538)
Comprehensive income	-	-	-	-	-	-	5,664,764	21,023,023	26,687,787	150,184	26,837,971
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	8,750	8,750
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-	-	-
Interest on equity and dividends	-	-	-	-	(8,000,000)	-	-	(7,863,776)	(15,863,776)	(115,491)	(15,979,267)
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574

Balance on January 1, 2020	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574
Net income	-	-	-	-	-	-	-	15,836,862	15,836,862	197,099	16,033,961
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	17,591	-	17,591	-	17,591
Foreign currency translation adjustment	-	-	-	-	-	-	235,863	-	235,863	-	235,863
Other	-	-	-	-	-	-	(21,593)	-	(21,593)	-	(21,593)
Comprehensive income	-	-	-	-	-	-	231,861	15,836,862	16,068,723	197,099	16,265,822
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	827,328	10,171,278	-	-	(10,998,606)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,547,971)	(5,547,971)	(140,453)	(5,688,424)
Balance on December 31, 2020	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374

Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	23,172,322	23,172,322	208,482	23,380,804
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(9,163,635)	-	(9,163,635)	-	(9,163,635)
Foreign currency translation adjustment	-	-	-	-	-	-	(19,107)	-	(19,107)	-	(19,107)
Other	-	-	-	-	-	-	73,830	-	73,830	-	73,830
Comprehensive income	-	-	-	-	-	-	(9,108,912)	23,172,322	14,063,410	208,482	14,271,892
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	-	-
15

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-	-	-
Cancellation of Treasury Shares		440,514			(440,514)				-		-
Acquisition of treasury shares	-	(666,702)	-	-	-	-	-		(666,702)		(666,702)
Interest on equity and dividends	-	-	-	-	-	-	-	(9,240,089)	(9,240,089)	(253,768)	(9,493,857)
Balance on December 31, 2021	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707

The Notes are an integral part of the Consolidated Financial Statements.

16

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flow

	R$ thousand
	Accrued on December 31
	2021	2020
Operating activities
Income before income taxes and non-controlling interests	32,852,367	4,075,295
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	9,358,234	18,711,841
Changes in the insurance technical provisions and Pension Plans	32,600,967	29,983,129
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	1,081,393	1,716,879
Expenses with provisions and contingent liabilities	3,888,464	3,822,270
Impairment of non-financial assets	255,975	2,162,468
Depreciation	2,712,720	2,960,106
Amortization of intangible assets	3,060,180	2,960,924
Share of profit of associates and joint ventures	(421,504)	(444,858)
(Gains)/Losses on disposal of non-current assets held for sale	(239,499)	130,024
(Gains)/Losses from disposal of property and equipment	228,971	139,411
(Gains)/Losses on the sale of investments in associates	(15,366)	(29,829)
Effect of changes in exchange rates in cash and cash equivalents	(3,475,438)	(2,452,395)
Changes in assets and liabilities:
(Increase)/decrease in reserve requirement - Central Bank	(3,559,769)	6,864,805
(Increase)/decrease in loans and advances to banks	(9,087,880)	(8,449,903)
(Increase)/decrease in loans and advances to customers	(182,188,118)	(125,720,138)
(Increase)/decrease in financial assets at fair value through profit or loss	(60,377,643)	(26,226,912)
(Increase)/decrease in other assets	(15,943,985)	(25,168,411)
Increase/(decrease) in deposits from banks	27,166,234	53,292,918
Increase/(decrease) in deposits from customers	38,922,747	186,793,206
Increase/(decrease) in financial liabilities at fair value through profit or loss	(4,432,399)	4,453,599
Increase/(decrease) in insurance technical provisions and Pension Plans	(25,679,716)	(18,820,436)
Increase/(decrease) in other provisions	(3,934,768)	(3,479,276)
Increase/(decrease) in other liabilities	19,820,868	(4,622,104)
Cash generated by operations	(137,406,965)	102,652,613
Interest received on investing financial assets	72,045,757	67,055,576
Interest paid on operating	(29,926,361)	(21,560,365)
Income tax and social contribution paid	(6,707,736)	(5,715,233)
Net cash provided by/(used in) operating activities	(101,995,305)	142,432,591

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(183,172)	(3,173,403)
(Acquisition) of financial assets at fair value through other comprehensive income	(162,115,499)	(56,013,411)
Disposal of financial assets at fair value through other comprehensive income	127,129,772	54,381,559
Maturity of securities at amortized cost	47,481,373	53,919,341
(Acquisition) of securities at amortized cost	(46,679,357)	(47,169,156)
Disposal of non-current assets held for sale	608,200	559,661
(Acquisitions) of investments in associates	(293,793)	(491,438)
Sale of investments in associates	62,237	130,249
Dividends and interest on shareholders’ equity received	766,331	296,323
(Acquisition) of property and equipment	(1,156,867)	(1,795,410)
Sale of property and equipment	528,602	795,560
(Acquisition) of intangible assets	(3,253,248)	(2,469,105)
Interest received on investing financial assets	17,799,378	21,491,721
Net cash provided by/(used in) investing activities	(19,306,043)	20,462,491

Financing activities
Funds from securities issued	105,221,591	61,833,816
Payments on securities issued	(84,821,391)	(84,286,467)
Funds from subordinated debt issued	9,130,200	688,186
Payments on subordinated debts	(9,516,156)	(1,258,049)
Lease payments	(1,685,513)	(1,797,408)
Non-controlling shareholders	(253,768)	(144,051)
17

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flow (continued)

	R$ thousand
	Accrued on December 31
	2021	2020
Interest paid on financing liabilities	(9,102,724)	(10,009,878)
Interest on Shareholders’ Equity/Dividends Paid	(9,914,297)	(1,432,130)
Acquisition of treasury shares	(666,702)	-
Net cash provided by/(used in) financing activities	(1,608,760)	(36,405,981)

(Decrease)/Increase in cash and cash equivalents	(122,910,108)	126,489,101

Cash and cash equivalents
At the beginning of the year	190,820,989	61,879,493
Effect of changes in exchange rates in cash and cash equivalents	3,475,438	2,452,395
At the end of the year	71,386,319	190,820,989

(Decrease)/Increase in cash and cash equivalents	(122,910,108)	126,489,101

Non-cash transactions
Credit operations transferred to non-current assets held for sale	803,830	1,087,055
Dividends and interest on equity declared but not yet paid	153,004	3,825,613
(Gains)/losses on financial assets at fair value through other comprehensive income	9,163,635	(17,591)

The Notes are an integral part of the Consolidated Financial Statements.

18

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

1)       GENERAL INFORMATION

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with it’s subsidiaries, the “Group”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and Non-Life insurance and Pension Plans, real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, as issued by IASB, were approved by the Board of Directors on March 17, 2022.

2)       SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

The Company has classified its expenses according to their nature.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of financial assets; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance, supplemental Pension Plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Company and the equity method investees.

19

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

a)	Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters’ location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Financial Sector – Brazil				-		-
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Credit Card	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U. (1)	Buenos Aires - Argentina	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Georgetown - Cayman Island	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London – United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - México	Cards	100.00%	100.00%	100.00%	100.00%
BAC Florida Bank (4)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%

20

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	Headquarters’ location	Activity	Equity interest		Total participation of the Voting Capital
			On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	São Paulo - Brazil	Dental care	50.01%	50.01%	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (1) (5)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Columbus Holdings S.A. (6)	São Paulo - Brazil	Holding	-	100.00%	-	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (1)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;

(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3) The functional currency of this company is the Mexican Peso;

(4) The functional currency of this company is the US dollar;

(5) Accounting information used with date lag of up to 60 days;

(6) Company merged on March 31, 2021, into Quixaba Empreendimentos e Participações Ltda. (Bradesco wholly owned subsidiary); and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

i.	Subsidiaries

Subsidiaries are all companies over which the Group, has control. The Company has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Company obtains control over its activities until the date this control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given

21

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

over the fair value of the Company’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Company’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Company allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

ii.	Associates

Companies are classified as associates if the Company has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Company holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Company could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Company’s consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.	Joint ventures

The Company has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity, and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group, with other parties, holds joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Company using the equity method.

iv.	Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

•	restricted activities;
•	a narrow and well-defined objective, such as, to effect a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;
•	thin capitalization, that is, the proportion of ‘real’ equity is too small to support the

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

structured entity’s overall activities without subordinated financial support; and

•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

v.	Transactions with and interests of non-controlling shareholders

The Company applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.	Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Company for the purposes of consolidation.

b)	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Company’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, except for the subsidiary in Mexico, which has the Mexican Peso as its functional currency, and BAC Florida Bank, which has the US dollar as its functional currency.

ii.	Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as “Net gains/(losses) of foreign currency transactions”.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as financial assets at fair value through other comprehensive income, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

iii.	Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•	Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•	All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are presented in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to “Other comprehensive income”. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)	Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Company to manage its short-term commitments. See Note 18 (b) – “Cash and cash equivalents”.

d)	Financial assets and liabilities

i.         Financial assets

The Company classifies and measures financial assets based on the business model for the management of financial assets, as well as on the characteristics of contractual cash flow of the financial asset.

The Company classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

- Business model: it relates to the way in which the Company manages its financial assets to generate cash flows. The objective (business model) of management in relation to each portfolio is defined as either: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) is applied. Financial assets held under business model (iii) are measured at FVTPL.

- SPPI Test: the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this context, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not meet the SPPI test are measured at FVTPL, such as derivatives.

•	Measured at fair value through profit or loss

All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

Financial assets measured at FVTPL are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income. Subsequent changes to the fair value are recognized immediately in profit or loss.

Gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at FVTPL is included in “Interest and similar income”. For the treatment of derivative assets see Note 2(d)(iii).

•	Measured at fair value through other comprehensive income

They are financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is both to maintain the assets to receive the contractual cash flows as well as for sale.

These financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income.

Interest income is recognized in the consolidated statement of income using the effective

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

interest method. Dividends on equity instruments are recognized in the consolidated statement of income in ‘Dividend income’, within “Net Gains/(losses) on financial assets at fair value through other comprehensive income” when the Company’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

•	Measured at amortized cost

Financial assets that meet the criterion of the SPPI test and which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

These financial assets are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest is recognized in the consolidated statement of income and presented as “Interest and similar income”. In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii.       Financial liabilities

The Company classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except in cases of trading financial liabilities.

Financial liabilities for trading recognized by the Company are derivative financial instruments that are recorded and measured at fair value, with the respective changes in fair value recognized immediately in profit or loss.

The Company does not have any financial liabilities designated at fair value through profit or loss.

For more details on the treatment of derivatives, see Note 2(d) (iii).

•	Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Company to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the statement of financial position at fair value on the date the guarantee was given. After initial recognition, the Company’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in Note 3.1.

iii.     Derivative financial instruments and hedge transactions

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Derivatives are initially recognized at fair value on the date the respective contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the statement of income under “Net gains or losses on financial assets at fair value through profit or loss”.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. In the calculation of fair value, the counterparty’s and the entity’s own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

The Company has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures are presented in Note 3.3 – Market risk.

iv.      Recognition

Initially, the Company recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.       Derecognition

Financial assets are derecognized when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognized and the modified financial asset is recognized as a new financial asset and initially measured at fair value.

vi.      Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Company has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.    Determination of fair value

The determination of the fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly used instruments, the Company uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Company uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 3.4.

viii.  Expected credit losses

The Company calculates the expected credit losses for financial instruments measured at amortized cost and at FVOCI (except for investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Company expects to recover discounted at the effective interest rate of the operation;

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Company expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: it is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Company expects to recover discounted at a rate that reflects the market conditions.

Expected credit losses are measured on one of the following basis:

− Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and

− Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when a financial asset,

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

on the reporting date, has experienced a significant increase in credit risk since its initial recognition and the measurement of expected credit loss for 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Company assumes that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the reporting date.

With respect to Brazilian government bonds, the Company has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is recorded for credit losses.

For loans, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest, which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

The whole or part of a financial asset is written off against the related credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

The criteria used to calculate the expected credit loss and to determine the significantly increased of the credit risk are detailed in Note 3.1.

e)	Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount or fair value less the costs to sell – whichever is the lowest – and are included within “Non-current assets held for sale”.

f)	Property and equipment

i.	Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(i) below), if any. The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

any other costs that can be directly allocated and that are necessary for them to function.

When parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated statement of income under the heading “Other operating income/(expenses)”.

ii.	Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Company for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii.	Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

g)	Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchased intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Company have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i.	Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures and is allocated to Cash Generating Unit (CGU) or groups of CGUs that are expected to benefit from the synergies of the acquisitions.

Goodwill reflects the excess of the cost of acquisition in relation to the Company’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Company’s share of the fair value of net identifiable assets or liabilities

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.	Software

Software acquired by the Company is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Company can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

iii.	Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(i) below) is immediately recognized in the consolidated statement of income.

h) Company lease (lessee)

As a lessee, the Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Company recognizes a “lease liability” and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Company has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the future lease payments, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Company takes into account the funding rate free of risk adjusted by the credit spread.

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as a “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period were not considered in the scope of IFRS 16 because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

i) Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, future profitability based on business plans and budgets are used, and the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Company’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

j) Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Company has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and are disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the financial statements, when relevant.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the financial statements.

k)	Classification of insurance contracts and investments

An insurance contract is a contract in which the Company accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities in accordance with IFRS 9 – Financial Instruments.

l)	Technical provisions for Non-Life, life, health and pension insurance

The Unearned Premiums Reserve (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, considering amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. For the Non-Life and Life segments, the portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated in the Estimated Unearned Premiums Reserve (PPNG-RVNE).

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future premiums, corresponding to future obligations assumed in the insurance contracts. Specifically for the individual health portfolio, the costs related to the permanence of the dependents in the plan for five years without the corresponding payment of premiums from the expectation of the death of the plan holder are considered. The provision is calculated using methodologies and assumptions consistent with standard actuarial practices. In Pension Plans with variable contribution characteristic, the PMBAC represents the contributions received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIEs).

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits. Specifically, for health insurance, the PMBC considers the obligations arising from the contractual clauses of remission of cash considerations, related to health care coverage and the premiums for payment of the insured participants of the Bradesco Saúde insurance – “GBS Plan”. The provision is calculated according to the methodology and assumptions established in standard actuarial practices.

The provision for claims/events occurred and not reported (IBNR/PEONA) is calculated from the final estimate of claims that have already occurred and not yet reported, based on run-off triangles which consider the historical development of claims reported to establish a future projection by claims occurrence period. For health insurance, monthly run-off triangles are used, which consider the historical development of claims reported in the last 12 months. For Non-Life, Life and Pension Plans, semiannual run-off triangles are used, which consider the historical development of claims reported in the last 10 semesters (Non-Life and Life insurance) and in the last 16 semesters (Pension Plans).

The Provision for Unsettled Claims (PSL/PESL) considers the expected amounts to be settled for all claims notices received up to the balance sheet date. The provision covers administrative and judicial

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

claims monetarily adjusted and with interest in the case of legal claims. For Non-Life insurance, these amounts are net of the corresponding portion of the expected receipt of salvage and reimbursement.

The Provision for Related Expenses (PDR) is set up to cover expected amounts related to claims incurred and to be incurred depending on the structure of each contract.

In Other Technical provisions, the following provisions are being considered:

The supplementary provision for coverage (PCC), which refers to the amount necessary to complement the technical provisions, determined in the liability adequacy test (TAP) for Non-Life, Life insurance and Pension Plans.

The Provision for Insufficiency of Premiums/Considerations (PIC/PIP) of Health insurance contracts, which aims to determine the insufficiency of considerations/premiums to cover the events/losses to occur, when applicable, being calculated from the methodologies defined in standard actuarial practices.

In addition, Other Technical Provisions comprise the following specific provisions for Life insurance contracts and Pension Plans:

- Provision for Redemptions and Other Amounts to Regularize (PVR) for Pension Plans, which covers the amounts related to redemptions to be settled, premium returns and portability requested and not yet transferred to the receiving entity;

- Provision for financial surplus (PEF), which corresponds to the financial result in excess of the minimum guaranteed profitability, passed on to contracts with a financial surplus participation clause for Pension Plans;

- Provision for Technical Surplus (PET) for Pension Plans, which corresponds to the difference between the expected value and the observed value of events that occurred in the period for insurance for insureds with a technical surplus participation clause

- “Other technical provisions (OPT)” for Pension Plans that comprises part of the mathematical provisions of benefits to be granted and benefits granted transferred to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Net income from insurance and Pension Plans”.

i.	Liability Adequacy Test (LAT)

The Company conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 – Insurance Contracts and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are to occur,

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Company used the risk free forward (ETTJ) rate which was prepared by SUSEP (Danos) and Fenaprevi (Vida e Previdência) both approved by SUSEP.

In relation to Life insurance and Pension Plans, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management. The projections follow the methodology and assumptions described in the preceding paragraphs of this section.

The result of the liability adequacy test (LAT) presented an insufficiency which was recognized in the Complementary Provision for Coverage (PCC), see Note 34.

Regarding damage insurance, the average projected loss ratio was 45.07% and the average reinsurance projected in the study, calculated based on the reported claims, was 6.85%. The result of the adequacy test did not show insufficiency and, consequently, no incremental additional provisions to the insurance liabilities were recorded.

m)	Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Company’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. In this way, credit risks are reduced. If there are indications that the amounts recorded will not be realized at their carrying amount, these assets will be assessed for impairment.

n)	Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period.

o) Capitalization bonds

The liability for capitalization bonds is registered in the line item “Other liabilities”. Financial liabilities and revenues from capitalization bonds are recognized at the time bonds are issued.

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is indexed to the Referential Rate index (TR) plus a spread until the redemption or cancellation of the bond. Amounts payable are recognized in the line item “Other Liabilities – Capitalizations Bonds”.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the accumulated interest. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires.

p) Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies and invoices or at the beginning of the risk period for cases in which the cover begins before the issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

Accepted coinsurance contracts and retrocession operations are recorded on the basis of information received from the lead coinsurer and IRB – Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of these operations is carried out in a manner consistent with the related insurance premium and/or reinsurance contract.

The acquisition costs relating to the commission of insurance are deferred and adapted to the result in proportion to the recognition of the earned premium. The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and for the period of 12 months in the other operations.

Contributions to Pension Plans and Life insurance premiums with survivor coverage are recognized in income upon their effective receipt. The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Financial revenues include interest income on assets including financial assets at fair value through other comprehensive income, income from dividends, gains from the disposal of financial instruments fair value on other comprehensive income, changes in the fair value of financial assets measured at fair value through profit or loss, accrued income in the calculation of the amortized cost of securities and reclassifications of gains previously recognized in other comprehensive income. The income from interest is recognized in the results through the effective interest method.

Financial expenses cover losses in the disposal of assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss and losses by impairment recognized in the financial assets (except receivables).

q)	Employee benefits

Bradesco recognizes, prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and recognizes the changes in the financial condition during the year in which the changes occurred, in profit or loss.

i.	Defined contribution plan

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Bradesco and its subsidiaries sponsor Pension Plans for their employees and Management. Contribution obligations for defined contribution Pension Plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

ii.	Defined benefit plans

The Company’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Company or at the time of retirement.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted at its current value and is presented net of the fair value of any plan assets.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method, as required by accounting rule.

Remeasurement of the net obligation, which include: actuarial gains and losses, the return of the assets of the plan other than the expectation (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

Net interest and other expenses related to defined benefit plans are recognized in the statement of income.

iii.	Termination benefits

Severance benefits are accrued when the employment relationship is terminated by the Company before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

iv.	Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be reliably estimated.

r)	Interest

Income from financial assets measured at amortized cost and at FVOCI, except instruments of equity

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

s)	Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15 - Revenue from Contracts with Customers, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

t)	Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Deferred tax assets” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred taxes”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020. In March 1, 2021, Provisional Measure No. 1,034 ("MP") was published, converted into Law No. 14,183, on July 14, 2021, which raised the rate of CSLL by five percentage points, during the period from July 1, 2021 to December 31, 2021.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

u)	Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Company operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Company’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary Pension Plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

v)	Shareholders’ Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

i.	Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders’ equity, thus reducing the initial share value.

ii.	Earnings per share

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year, excluding the average number of shares purchased by the Company and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.	Dividends payable

Dividends on shares are paid and provisioned during the year. In the Shareholders’ Meeting are approved at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.	Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

3)       RISK MANAGEMENT

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Covid-19 Pandemic

Following health protocols, the Company initiated the gradual return of employees to in-person activities in the administrative centers and branches network. This plan recommends a safe return of the employees and includes all of the recommendations by the Ministry of Health.

Some learnings were incorporated into our operations, for example, how to virtually relate to our supplier customers and the intensification of remote work in the Company.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company’s action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

•	First line, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;

•	Second line, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
•	Third line, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions:

Capital: the Company seeks to maintain, permanently, a solid capital base to support the development of activities and cope with the risks incurred (in normal situations or of stress), as well as to support any losses arising from non-measurable risks and make possible strategic acquisitions. To meet this goal, capital buffers were established, which are part of the framework of risk appetite, which are defined and approved by the Board of Directors.

The Company has established that the Indexes of Basel, Level I, of Common Equity and Leverage Ratio should correspond at least to the regulatory cap, plus the current Equity buffer.

Liquidity: the Company aims to effectively comply with its obligations through diversified and low cost sources of funding to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios without affecting its daily operations and incurring significant losses.

For this dimension, indicators were established for short- and long-term monitoring. The Short-Term Liquidity Coverage Ratio (LCR) corresponds to the ratio between the stock of High-Quality Liquidity Assets (HQLA) and the total number of outflows of cash, calculated according to the standardized stress by the Central Bank of Brazil. Now the Indicator of Long-Term Liquidity – NSFR (Net Stable Funding Ratio) corresponds to the ratio between the stable funding available and the stable funding necessary.

Profitability: the Company prioritizes diligence for the sustainable growth of its business and results and for the adequate remuneration of its equity, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business.

The Company periodically monitors key performance indicators of the results by line of business, segments and products. On the basis of these monitoring, analyses, projections and studies are made in order to inform the business areas and Senior Management about the individual and consolidated results, thus allowing conscious decision making and strategic reviews.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Loan: the Company focus on domestic customers, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted, maintaining proper levels of provisions and concentrations.

The monitoring of credit risk is accomplished through continuous monitoring of portfolios and exhibitions, with assessment of the evolution of their volumes, delinquency, provisioning, studies of harvests, and equity, among others. Additionally, the Company has a structured process of governance of limits of liability for approval of credit operations and recovery.

In relation to the risk appetite, metrics were defined to monitor the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per country). In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions, and an indicator of the percentage of Troubled Assets.

Market: the Company aims to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude.

The Company monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

For the Trading portfolio the indicators of Value at Risk (VaR), Stress Scenarios for a month and of Monthly and Quarterly Result are part of the risk appetite. For the Banking portfolio, the ΔEVE Internal Model; ΔEVE Outlier test; and ΔNII Internal Model and follow-up of the positions market evaluated.

Operational: the Company aims to provide assurance with regard to appropriately carrying out its business in accordance with laws regulations and policies, ensuring that processes are covered by efficient controls.

In view of the wide range of products and services offered, as well as the significant volume of activities and operations made, the Company can incur operating losses resulting from flaws, deficiency or inadequacy of internal processes, people and systems, or from external events.

In this sense, in the context of the Prudential Conglomerate, the Company established limits of appetite and tolerance for operating losses, which are monitored on a monthly basis. Additionally, an indicator for monitoring the availability of the main channels of customer service and systems has been defined, aiming to provide continuous readiness in the customer service.

Reputation: the Company monitors its reputation as perceived by customers, employees, regulatory authority, investors and the market in general, aiming to ensure the timely identification and assessment of potential sources of this risk and act preventively to mitigate them.

The control of reputation risk aims to ensure that the Company evaluates and monitors the perception of various stakeholders in order to identify potential sources of risk in reputation and act in a timely manner to mitigate it.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The control of this risk is performed by means of a Consolidated Index of Reputation, which is subdivided into dimensions under which it is possible to determine the reputation of the Company as perceived by customers, employees, regulatory authority, investors and the market in general.

Model: the Company uses models to support the decision-making, preparation of financial reports and regulations, and to provide predictive information in several areas of the business. In this context, the Company recognizes the existence of the risk associated with the use of the models and importance of its management process.

The Company carries out the management and control of the model risk by means of assessment, inventory and classification of relevance and model risk, backed by processes of governance.

Qualitative Risk: in addition to the risks described above, the Company is exposed to the risks of Third Party, Strategy, Socio-environmental, Underwriting, Cyber Security and Compliance. These risks are managed by means of processes and a governance structure that is composed of Departmental Committees, executive committees and Senior Management. The management of these risks has the backing of policies, standards and procedures that contribute to their proper management and control.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

COGIRAC are supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company’s risk management and occasionally propose improvements as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

In this structure, the Integrated Risk Control Department (DCIR), whose mission is to promote and to implement risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Company’s processes, independently, consistently, on a transparent and integrated manner stands out. This Department is also responsible for complying with the Central Bank of Brazil rules for risk management activities.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of adverse events and circumstances on capital, on liquidity or on the value of a portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved in specific governance for this theme, where they are validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

Stress tests are used as a tool for managing risks: in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified by aligning them to the risk appetite of the Company.

3.1.Capital	Management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company’s strategic goals to support the risks inherent to its activities. In this way, it adopts a forward-looking stance when elaborating its capital plan, anticipating the need for capital for the next three (3) years, as well as establishing procedures and contingency actions to be considered in adverse scenarios.

The Company manages capital in line with the strategic guidelines, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors. The structure of Capital Management Governance, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan is composed by Commissions, Committees and its highest-level body is the Board of Directors.

The Controllership Department ensures compliance with the stipulations of the Central Bank of Brazil pertaining to capital management activities and assistance to the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels.

The Company also has a Recovery Plan, delivered to the Central Bank of Brazil in December of each year and approved by the Board of Directors in accordance with CMN Resolution No. 4,502, of June 30, 2016, establishing procedures for the preparation of recovery plans, in order to maintain adequate levels of capital and liquidity in situations of severe stress in financial institutions considered systemically important.

Reference Equity Adequacy

The Reference Equity (RE) adequacy is verified daily to ensure that the Company maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The objective of the Central Bank of Brazil is that the financial institutions permanently maintain capital and additional Reference Equity Tier I (Conservation, Systemic and Countercyclical)

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

compatible with the risks from their activities. The risks are represented by Risk-Weighted Assets (RWA), which is calculated based on, at least, the sum of credit, market and operational risk components.

Additionally, the Company must maintain enough RE to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk).

Capital Sufficiency

The capital management process is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which the Company operates.

The Company’s capital management aims at permanently ensuring a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred. The Company maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Company’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Capital Forecast

The Capital Management area is responsible for making simulations and projections of the Company’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Senior Management, pursuant to the governance established.

The projections for the next three years have adequate levels of Capital Ratios, considering the incorporation of net income and the evolution of the need for capital.

Analysis of Reference Equity (RE), Capital Ratios and Liquidity

The following table presents the main metrics established by prudential regulation, such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31, 2021	On December 31, 2020
	Prudential
Regulatory capital - values
Common equity	119,106,689	108,982,064
Level I	130,565,269	118,281,835
Reference Equity - RE	150,236,230	135,723,674
Risk-weighted assets (RWA) - amounts
Total RWA	953,325,685	858,692,912
Regulatory capital as a proportion of RWA
Index of Common equity - ICP	12.5%	12.7%
Level 1 Index	13.7%	13.8%
Basel Ratio	15.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA
Additional Common Equity Conservation – ACP Conservation (1)	2.00%	1.25%

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31, 2021	On December 31, 2020
	Prudential
Regulatory capital - values
Additional Contracyclic Common Equity – ACP Contracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP	3.00%	2.25%
Excess Margin of Common Equity	4.99%	5.94%
Leverage Ratio (AR)
Total exposure	1,530,418,615	1,436,809,012
AR	8.5%	8.2%
Short Term Liquidity Indicator (LCR)	-
Total High Quality Liquid Assets (HQLA)	177,885,181	244,827,538
Total net cash outflow	128,779,954	137,247,662
LCR	138.1%	178.4%
Long Term Liquidity Indicator (NSFR)
Available stable funding (ASF)	803,600,023	743,148,945
Stable resources required (RSF)	686,072,267	618,540,418
NSFR	117.1%	120.1%

(1)	CMN Resolution No. 4,783/20, from April 2020, establishes the reduction of the Common Equity Additional for Conservation (ACPConservação) from 2.5% to 1.25%, for the term of one year and after this period, the requirement will gradually be restored until March 31, 2022 to the level of 2.5%.

The minimum regulatory requirements determined by Central Bank of Brazil are presented below:

Basel Ratio[1] 10.63% as of April/2021 11.00% as of October/2021 11.50% as of April/2022	Tier I Ratio [1] 8.63% as of April/2021 9.00% as of October/2021 9.50% as of April/2022	Common Equity Ratio[1] 7.13% as of April/2021 7.50% as of October/2021 8.00% as of April/2022
Leverage Ratio 3.0% The minimum requirement was defined by CMN Resolution 4,615, in 30/11/2017, effective as of 1/1/2018	LCR 90% in 2018 100% as of 2019	NSFR 100% The minimum requirement was defined by CMN Resolution 4,616, in 30/11/2017, effective as of 10/1/2018.

1 The Total Capital Ratio, the Tier I Ratio and the Common Equity Tier I Ratio encompass the Additional CET1 buffer requirements of Conservation, Systemic and Countercyclical, as per the CMN Resolution 4,193/13 and BCB Circular 3,768/15 and 3,769/15, respectively. The CMN Resolution 4,783/20, effective as of April/2020, establishes the reduction of the conservation capital buffer requirement from 2.5% to 1.25%, for a period of one year and after this period, the requirement will be gradually reinstated until March 31, 2022 at the level of 2.5%.

Breakdown of Risk-Weighted Assets (RWA)

The following table presents information on the amount of RWA used to determine the minimum RE requirement, as established in art. 4 of CMN Resolution No. 4,193/13:

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

RWA	R$ thousand
	RWA		Minimum RE requirement (2)
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Credit Risk - treatment using a standardized approach	873,736,764	779,588,540	69,898,941	62,367,083
Credit risk in the strict sense (1)	741,032,973	642,582,738	59,282,638	51,406,619
Counterparty credit risk (CCR)	27,975,903	35,625,688	2,238,072	2,850,055
- Of which: through standardized approach to counterparty credit risk (SA-CCR)	21,429,406	23,851,517	1,714,352	1,908,121
- Of which: using the EMC approach	-	-	-	-
- Of which: using other approaches	6,546,497	11,774,170	523,720	941,934
Increase related to the adjustment associated with the variation in the value of derivatives due to the variation in the credit quality of the counterparty (CVA)	15,147,949	14,687,826	1,211,836	1,175,026
Unconsolidated fund shares - underlying assets identified	3,776,671	3,960,234	302,134	316,819
Unconsolidated fund shares - underlying assets inferred according to fund regulations	-	-	-	-
Unconsolidated fund shares - unidentified underlying assets	1,771,325	-	141,706	-
Securitization exposures - requirement calculated using standardized approach	501,904	2,791,550	40,152	223,324
Values referring to exposures not deducted in the calculation of PR (2)	83,530,038	79,940,504	6,682,403	6,395,240
Market Risk (3)	7,995,181	14,690,553	639,615	1,175,244
- Of which: requirement calculated using standardized approach (RWAMPAD)	8,193,036	8,805,006	655,443	704,400
- Of which: requirement calculated using internal model (RWAMINT)	7,995,181	14,690,553	639,615	1,175,244
Operational Risk	71,593,740	64,413,820	5,727,499	5,153,106
Total	953,325,685	858,692,912	76,266,055	68,695,433

(1) It does not include Counterparty Credit Risk operations;

(2) As defined in Resolution No. 4,192/13, 3, art. 4; and

(3) Composed of a maximum of 80% of the standardized model (RWAMPAD) and internal model (RWAMINT), according to Circular No. 3,646 and No. 3,674.

3.2.	Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company continuously maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial

48

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty’s exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company’s to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty’s risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWACPAD) has been updated following the Central Bank of Brazil’s Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The Company’s strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company’s credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company’s economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior, this is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Company’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers’ inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

•        Stage 1: Financial assets with no significant increase in credit risks;

•        Stage 2: Financial assets with significant increase in credit risks; and

•        Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

•	Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
•	Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
•	Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
•	Re-categorization from stage 3 to stage 2: Financial assets that bring current the values overdue

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 18)	108,601,632	-	107,602,594	-
Financial assets at fair value through profit or loss (Note 19)	336,560,965	-	275,986,689	-
Financial assets at fair value through other comprehensive income (Note 21) (1)	193,516,537	-	185,841,975	-
Loans and advances to banks (Note 22)	83,426,888	(72)	191,425,663	(932)
Loans and advances to customers (Note 23)	613,833,607	(40,800,985)	513,216,763	(39,579,405)
Securities at amortized cost (Note 24)	184,346,938	(5,527,663)	185,179,363	(5,555,469)
Other financial assets (Note 29)	64,411,451	-	52,416,117	-
Other financial instruments with credit risk exposure
Loan commitments (Notes 23 and 40)	310,337,059	(3,315,190)	255,953,637	(3,859,316)
Financial guarantees (Notes 23 and 40)	83,467,093	(2,066,167)	80,236,602	(2,318,930)
Total risk exposure	1,978,502,170	(51,710,077)	1,847,859,403	(51,314,052)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

The Company's maximum exposure to credit risk reached R$ 1,978,502,170 thousand on December 31, 2021, an increase of 7.1% compared to December 2020.

Of this exposure, R$ 108,601,632 thousand, that is, 5.5% of the total refers to cash and cash equivalents with banks, composed mainly of resources deposited at the Central Bank of Brazil, classified as low credit risk.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Financial assets at fair value through profit or loss (17.0% of total exposure) have mostly low credit risk, are mainly composed of securities issued by the Brazilian government recorded at fair value and also include derivative financial instruments.

Financial assets at fair value through other comprehensive income total R$ 193,516,537 thousand (9.8% of total exposure), are recorded at market value, being mostly represented by Brazilian government bonds, for more details on these assets, see note 21.

Loans and advances to financial institutions, which account for 4.2% of the total, are basically composed of reverse repurchase agreements and classified as low credit risk.

Loans and advances to customers represent 31.0% of the total exposure, for more details on these assets and the respective expected loss, see note 23.

Securities at amortized cost represent 9.3% of the total, for more details on these assets, see note 24.

Operations classified as “Other financial assets” represent 3.3% of the total and basically comprise foreign exchange operations and guarantee deposits.

As of December 31, 2021, loan commitments and financial guarantees total R$ 393,804,152 thousand, representing 19.9% of the total exposure.

Loans and advances to customers

Concentration of credit risk

	On December 31, 2021	On December 31, 2020
Largest borrower	0.7%	2.1%
10 largest borrowers	6.0%	7.5%
20 largest borrowers	9.2%	10.9%
50 largest borrowers	14.0%	15.7%
100 largest borrowers	17.8%	19.2%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousand
	On December 31, 2021%		On December 31, 2020%
Public sector	6,274,554	1.0	11,810,973	2.3
Oil, derivatives and aggregate activities	4,419,138	0.7	10,661,873	2.1
Production and distribution of electricity	1,306,448	0.2	1,074,867	0.2
Other industries	548,968	0.1	74,233	-
Private sector	607,559,053	99.0	501,405,790	97.7
Companies	287,216,857	46.8	244,976,110	47.7
Real estate and construction activities	23,708,445	3.9	20,092,249	3.9
Retail	42,151,968	6.9	36,498,461	7.1
Services	49,027,498	8.0	30,108,475	5.9
Transportation and concession	26,937,082	4.4	23,662,184	4.6
Automotive	12,660,961	2.1	15,625,309	3.0
Food products	17,426,747	2.8	13,378,255	2.6

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021%		On December 31, 2020%
Public sector	6,274,554	1.0	11,810,973	2.3
Wholesale	22,341,759	3.6	16,479,704	3.2
Production and distribution of electricity	7,555,587	1.2	6,979,203	1.4
Siderurgy and metallurgy	9,398,330	1.5	10,036,586	2.0
Sugar and alcohol	7,213,887	1.2	6,878,558	1.3
Other industries	68,794,593	11.2	65,237,126	12.7
Individuals	320,342,196	52.2	256,429,680	50.0
Total portfolio	613,833,607	100.0	513,216,763	100.0
Impairment of loans and advances	(40,800,985)		(39,579,405)
Total of net loans and advances to customers	573,032,622		473,637,358

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	293,491,411	113,682,742	256,810,316	89,481,169
Stage 1	255,289,107	100,979,275	217,561,123	75,882,476
Stage 2	14,119,637	5,262,230	13,960,366	5,035,349
Stage 3	24,082,667	7,441,237	25,288,827	8,563,344

Individuals	320,342,196	201,350,955	256,406,447	150,298,522
Stage 1	272,635,668	175,139,469	195,239,164	126,281,157
Stage 2	23,075,748	18,991,289	38,023,532	18,408,513
Stage 3	24,630,780	7,220,197	23,143,751	5,608,852
Total	613,833,607	315,033,696	513,216,763	239,779,691

(1) Of the total balance of loan operations, R$354,814,000 (2019 – R$311,522,000 thousand) refers to operations without guarantees.

3.3.	Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company’s financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Company has specific rules to regulate the market risk management process, as follows:

•	Classification of Operations;
•	Reclassification of Operations;
•	Trading of Public or Private Securities;
•	Use of Derivatives; and
•	Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial instruments held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

•	Value at Risk (VaR);
•	Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
•	Income; and
•	Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group’s other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

•	Variation of economic value due to the variation in the interest rate – ∆EVE (Economic Value of Equity); and
•	Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company’s economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

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Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company’s income, respectively, according to scenarios prepared by the Company’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company’s investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company’s variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company’s validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the fair value process are adopted by the Company:

•	Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;

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•	Frequency: the formalized fair value criteria are applied on a daily basis;
•	Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
•	Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
•	Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

On December 2014, the National Monetary Council published Resolution No. 4,389, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at fair value and guidelines for the application of prudential adjustments for such instruments. The Company aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the

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Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

•	control and classify the transactions, respecting the exposure and risk limits in effect;
•	alter, modify or revert positions due to changes in the market and to operational strategies; and
•	reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the “hedge accounting” category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

On December 31, 2021, Bradesco maintained cash flow hedges. See more details in Note 20.

Standardized and “Continuous Use” Derivatives

Company’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousand
	On December 31, 2021		On December 31, 2020
	Assets	Liabilities	Assets	Liabilities
Fixed rates	20,275,172	20,715,581	20,597,165	18,949,022
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	1,846,722	2,070,566	5,151,508	2,598,754
Exchange coupon	678,168	512,390	348,315	336,868
Foreign Currency	4,391,453	4,331,762	485,660	402,441
Equities	759,476	766,892	801,588	794,455
Sovereign/Eurobonds and Treasuries	7,510,094	4,163,177	7,373,381	3,973,859
Other	3,101,740	120,963	449,161	186,396
Total	38,562,826	32,681,331	35,206,778	27,241,795

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$ 3,596 thousand as of December 31, 2021, with Equities as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand
	On December 31, 2021	On December 31, 2020
Fixed rates	1,693	5,014

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Risk factors	R$ thousand
	On December 31, 2021	On December 31, 2020
IGPM/IPCA	2,008	3,645
Exchange coupon	21	342
Foreign Currency	951	4,704
Sovereign/Eurobonds and Treasuries	3,049	2,422
Equities	450	7,477
Other	2,828	154
Correlation/diversification effect	(7,404)	(11,551)
VaR at the end of the year	3,596	12,207

Average VaR in the year	6,903	38,522
Minimum VaR in the year	3,404	8,140
Maximum VaR in the year	14,044	104,811

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2021		2020
	VaR	Stressed	VaR	Stressed
Interest rate	10,088	17,594	33,278	43,120
Exchange rate	27,428	31,810	27,541	28,091
Commodity price (Commodities)	545	375	322	306
Equities	888	1,465	8,639	7,942
Correlation/diversification effect	(8,223)	(10,557)	(25,732)	(25,564)
VaR at the end of the year	30,727	40,686	44,048	53,895

Average VaR in the year	42,536	78,238	117,486	117,912
Minimum VaR in the year	16,387	27,433	25,250	33,414
Maximum VaR in the year	78,527	129,975	351,053	251,088

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective

[2] The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

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is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, in the hypothetical and effective views, exceeded the respective VaR with a 99% confidence level three times in 2021 and, in 2020 the daily results corresponding to the last 250 business days exceed their VaR with a 99% confidence level five times.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects.

	R$ thousand
	On December 31, 2021	On December 31, 2020
At the end of the year	65,677	90,071
Average in the year	140,512	187,519
Minimum in the year	65,677	56,369
Maximum in the year	247,487	380,446

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2021, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$5.60 was used, while for a 1-year fixed interest rate of 11.80%, a scenario of 11.81% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$6.93 was used, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.54 a scenario of R$8.31 was used, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

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Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		Scenarios
		On December 31, 2021			On December 31, 2020
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(273)	(72,496)	(137,888)	(105)	(11,776)	(23,317)
Price indexes	Exposure subject to variations in price index coupon rates	(2,069)	(58,427)	(115,254)	(1,788)	(41,702)	(84,093)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1)	(18)	(36)	(32)	(3,256)	(6,485)
Foreign currency	Exposure subject to exchange rate variations	(373)	(9,334)	(18,668)	(1,597)	(39,926)	(79,852)
Equities	Exposure subject to variation in stock prices	(47)	(1,177)	(2,355)	(354)	(8,856)	(17,712)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(363)	(3,114)	(6,295)	(167)	(11,955)	(23,430)
Other	Exposure not classified in other definitions	(436)	(2,387)	(4,765)	-	(41)	(82)
Total excluding correlation of risk factors		(3,562)	(146,955)	(285,262)	(4,043)	(117,512)	(234,971)
Total including correlation of risk factors		(2,256)	(96,633)	(185,755)	(2,647)	(73,605)	(147,689)

(1) Values net of taxes.

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Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		Scenarios
		On December 31, 2021			On December 31, 2020
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(24,247)	(6,101,562)	(11,639,974)	(12,180)	(1,553,493)	(2,974,461)
Price indexes	Exposure subject to variations in price index coupon rates	(26,327)	(3,142,601)	(5,586,279)	(27,143)	(2,227,123)	(4,031,341)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,488)	(70,758)	(138,972)	(2,277)	(71,852)	(141,860)
Foreign currency	Exposure subject to exchange rate variations	(5,539)	(138,469)	(276,938)	(2,202)	(65,746)	(131,493)
Equities	Exposure subject to variation in stock prices	(21,015)	(525,366)	(1,050,731)	(43,353)	(1,083,824)	(2,167,648)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,933)	(71,314)	(140,945)	(1,339)	(14,019)	(27,608)
Other	Exposure not classified in other definitions	(439)	(2,809)	(5,610)	(30)	(748)	(1,496)
Total excluding correlation of risk factors		(80,988)	(10,052,879)	(18,839,449)	(88,524)	(5,016,805)	(9,475,907)
Total including correlation of risk factors		(52,715)	(8,534,510)	(15,949,247)	(73,350)	(4,168,903)	(7,883,903)

(1) Values net of taxes.

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3.4.	Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Liquidity Risk Management Process

The liquidity risk management is executed by the Company at the corporate level and permeates all layers of governance. The following are the responsibilities of the departments responsible for the management and control of liquidity risk:

Treasury Department	• Perform the day-to-day management of cash and liquidity;
• Propose limits for the indicators of control of the liquidity risk, as well as the levels for the flagging alerts;
• Meet the strategic and operational limits established;
• Report on matters related to the management of liquidity of the Asset and Liability Management Treasury Executive Committee;
Integrated Risk Control Department	• Propose the metrics of control of liquidity and concentration, considering its appropriate approval in the process of governance established;
• Calculate and disclose the indicators for monitoring and control of liquidity periodically;
• Provide tools for simulation of the main indicators implemented;
• Report on matters related to the control and monitoring of the liquidity risk in the committees and executive committees where the theme is addressed;
Support Areas (Shares and Custody Department, International and Foreign Exchange Department and Department of Controllership)	• Execute the projection of cash flows for the monitoring of liquidity, including intraday;
• Prepare the cash flows provided up to the horizon of 12 months and refer to the areas of interest;
• Check and ensure consistency, integrity and completeness of the database available daily to managers and controllers of the liquidity risk;
• Provide management information on the cash flow to the Treasury Department, as well as any significant changes in the levels of reserves of the Banks of the Conglomerate;
• Provide management information on the mismatch mapping of the Treasury Department.

Policies and Standards

The process of managing the liquidity risk is composed of policies and standards that establish criteria related to our diversification of funding sources of the Company.

The Liquidity Risk Management Policy ensures that there are rules, procedures and controls that ensure to the Company the appropriate level of liquidity and diversification of its funding.

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In turn, the Liquidity Risk Standard for the Prudential Conglomerate describes procedures and controls of the Company for the liquidity risk, among them, the control of concentration of raising funds by product and counterpart.

In the executive committees of the Company concentrations of funding from product, counterpart and deadlines are reported.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

•	Information on the Liquidity Coverage Ratio (LCR): A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
•	Net Stable Funding Ratio (NSFR): A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
•	Loss of deposits to different time horizons;
•	Maps of concentration of funding in different visions (product, term and counterpart); and
•	Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

•	Diversification of funding as to the counterpart, product and term;
•	Adoption of managerial limits of liquidity, in addition to those required by the regulator;
•	Prior analysis of products which may affect the liquidity before their implementation; and
•	Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

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Contingency Plan

According to Article 38, paragraph II of Central Bank of Brazil’s Resolution No. 4,557 of February 23, 2017, all institutions should have a liquidity contingency plan. The liquidity contingency plan of the Company covers the following points:

•	Group of crisis management;
•	Key responsibilities of the group of crisis management;
•	Indicators for monitoring;
•	Actions to mitigate the crisis; and
•	Frequency of revision of the plan.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

• Daily distribution of liquidity control instruments;

• Automatic intraday update of liquidity reports for the proper management of the Treasury Department;

• Preparation of reports with past and future movements, based on scenarios;

• Daily verification of compliance with the minimum liquidity level;

• Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and

• Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	195,675,189	15,370,250	22,995,404	22,756,624	9,705,629	266,503,096
Deposits from customers	231,168,636	25,943,198	87,127,710	280,433,318	369,806	625,042,668
Securities issued	3,185,171	28,204,279	31,941,782	117,632,325	8,051,893	189,015,450
Subordinated debt	239,672	6,319,036	6,184,963	30,514,482	39,000,764	82,258,917
Other financial liabilities (1)	56,641,586	6,698,846	17,372,820	5,525,234	168,818	86,407,304
Total liabilities	486,910,254	82,535,609	165,622,679	456,861,983	57,296,910	1,249,227,435

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	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	261,441,379	13,437,266	16,745,882	8,378,815	15,317,318	315,320,660
Deposits from customers	193,450,578	22,163,986	85,235,469	256,887,231	9,364	557,746,628
Securities issued	739,423	17,449,438	47,790,440	66,068,592	1,961,667	134,009,560
Subordinated debt	2,535	5,971	68,945	33,230,835	13,590,851	46,899,137
Other financial liabilities	49,615,853	5,797,460	9,883,756	7,970,731	2,260,247	75,528,047
Total liabilities	505,249,768	58,854,121	159,724,492	372,536,204	33,139,447	1,129,504,032

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

•	Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
•	Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

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	R$ thousand
	On December 31, 2021
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	3,058,529	41,724	835,365	4,266,515	1,427,898	9,630,031
Non-deliverable forwards	879,357	97,474	199,784	71,557	-	1,248,172
• Purchased	753,140	50,223	80,602	18,391	-	902,356
• Sold	126,217	47,251	119,182	53,166	-	345,816
Premiums of options	176,962	9,072	64,188	440,775	401,046	1,092,043
Other	382,810	96,135	223,980	62,475	-	765,400
Futures	-	-	-	-	-	-
Total of derivative liabilities	4,497,658	244,405	1,323,317	4,841,322	1,828,944	12,735,646

	R$ thousand
	On December 31, 2020
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	205,379	185,993	4,125,850	6,097,591	249,009	10,863,822
Non-deliverable forwards	1,020,584	252,454	571,226	89,059	-	1,933,323
• Purchased	477,415	140,329	274,623	84,010	-	976,377
• Sold	543,169	112,125	296,603	5,049	-	956,946
Premiums of options	1,143,498	80,198	250,664	1,043,564	592,180	3,110,104
Other	362,780	251,689	564,300	81,637	2,062	1,262,468
Futures	19,366	-	-	-	-	19,366
Total of derivative liabilities	2,751,607	770,334	5,512,040	7,311,851	843,251	17,189,083

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Company segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2021
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	108,601,632	-	-	-	-	-	108,601,632
Financial assets at fair value through profit or loss	10,941,745	17,112,340	40,828,824	202,449,463	47,867,368	17,361,225	336,560,965
Financial assets at fair value through other comprehensive income	33,530,172	5,102,756	5,530,078	49,467,861	90,062,510	9,823,160	193,516,537
Loans and advances to customers, net of impairment	75,618,972	135,854,014	81,035,366	206,697,247	73,827,023	-	573,032,622
Loans and advances to banks, net of impairment	61,843,254	11,936,241	6,812,695	2,834,626	-	-	83,426,816
Securities, net of provision for losses	17,142,223	10,882,135	11,025,706	87,143,802	52,625,409	-	178,819,275
Other financial assets (1)	52,932,271	731,740	552,803	6,935,932	3,258,705	-	64,411,451
Total financial assets	360,610,269	181,619,226	145,785,472	555,528,931	267,641,015	27,184,385	1,538,369,298

Liabilities
Financial liabilities at amortized cost
Deposits from banks	222,594,841	26,499,773	11,878,705	13,943,009	4,092,952	-	279,009,280
Deposits from customers (2)	222,968,555	47,974,278	61,694,101	236,870,166	219,150	-	569,726,250
Securities issued	3,403,249	41,954,379	17,751,396	96,978,356	6,141,162	-	166,228,542
Subordinated debt	3,877	6,316,553	5,487,408	22,014,994	9,169,665	11,458,580	54,451,077
Other financial liabilities (3)	56,641,586	18,771,722	5,299,944	5,525,234	168,818	-	86,407,304
Financial liabilities at fair value through profit or loss	8,201,701	486,331	728,575	3,810,148	1,038,528	-	14,265,283
Provision for Expected Credit Loss
Loan Commitments	-	-	-	3,315,190	-	-	3,315,190
Financial guarantees	-	-	-	2,066,167	-	-	2,066,167
Insurance technical provisions and Pension Plans (2)	238,209,989	-	-	48,176,645	-	-	286,386,634
Total financial liabilities	752,023,798	142,003,036	102,840,129	432,699,909	20,830,275	11,458,580	1,461,855,727

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2020
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	107,602,594	-	-	-	-	-	107,602,594
Financial assets at fair value through profit or loss	16,514,868	23,110,617	21,495,431	165,166,660	36,104,212	13,594,901	275,986,689
Financial assets at fair value through other comprehensive income	17,130,008	26,482,001	16,341,164	67,419,613	43,319,150	15,150,039	185,841,975
Loans and advances to customers, net of impairment	48,686,483	114,058,384	65,199,454	245,684,709	8,328	-	473,637,358
Loans and advances to banks, net of impairment	168,750,356	14,027,853	2,915,463	5,731,059	-	-	191,424,731
Securities, net of provision for losses	126,822	20,225,202	16,938,842	79,727,828	62,605,200	-	179,623,894
Other financial assets (1)	36,952,129	733,796	318,706	11,575,832	2,835,654	-	52,416,117
Total financial assets	395,763,260	198,637,853	123,209,060	575,305,701	144,872,544	28,744,940	1,466,533,358

Liabilities
Financial liabilities at amortized cost
Deposits from banks	221,467,747	18,319,819	9,944,641	17,547,960	-	-	267,280,167
Deposits from customers (2)	202,956,338	50,518,912	54,368,623	237,448,870	-	-	545,292,743
Securities issued	2,461,435	33,338,441	34,365,862	74,738,087	-	-	144,903,825
Subordinated debt	8,307,884	22,838	383,673	34,971,870	-	9,559,967	53,246,232
Other financial liabilities (3)	49,615,853	14,456,376	1,224,840	7,970,731	2,260,247	-	75,528,047
Financial liabilities at fair value through profit or loss	5,462,495	1,063,954	937,849	11,233,384	-	-	18,697,682
Provision for Expected Credit Loss
Loan Commitments	-	-	-	3,859,316	-	-	3,859,316
Financial guarantees	-	-	-	2,318,930	-	-	2,318,930
Insurance technical provisions and Pension Plans (2)	234,914,602	-	-	44,550,782	-	-	279,465,384
Total financial liabilities	725,186,354	117,720,340	101,225,488	434,639,930	2,260,247	9,559,967	1,390,592,326

(1) It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and technical provisions for insurance and Pension Plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) It includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2021
	Current	Non-current	Total
Assets
Total financial assets	688,014,967	850,354,331	1,538,369,298
Non-current assets held for sale	1,196,272	-	1,196,272
Investments in associated companies	-	7,557,566	7,557,566
Premises and equipment	-	13,513,105	13,513,105
Intangible assets and goodwill, net	-	14,911,007	14,911,007
Taxes to be offset	4,835,233	8,451,596	13,286,829
Deferred income tax	-	78,743,461	78,743,461
Other assets	7,020,765	973,890	7,994,655
Total non-financial assets	13,052,270	124,150,625	137,202,895
Total assets	701,067,237	974,504,956	1,675,572,193

Liabilities
Total financial liabilities	996,866,963	464,988,764	1,461,855,727
Other reserves	5,385,872	20,150,747	25,536,619
Current income tax liabilities	2,059,223	-	2,059,223
Deferred income tax	-	208,035	208,035
Other liabilities	33,160,633	2,523,249	35,683,882
Total non-financial liabilities	40,605,728	22,882,031	63,487,759
Total equity	-	150,228,707	150,228,707
Total equity and liabilities	1,037,472,691	638,099,502	1,675,572,193

	R$ thousand
	On December 31, 2020
	Current	Non-current	Total
Assets
Total financial assets	717,610,173	748,923,185	1,466,533,358
Non-current assets held for sale	1,202,488	-	1,202,488
Investments in associated companies	-	7,386,840	7,386,840
Premises and equipment	-	14,071,129	14,071,129
Intangible assets and goodwill, net	-	14,669,464	14,669,464
Taxes to be offset	6,586,660	8,743,760	15,330,420
Deferred income tax	-	76,984,262	76,984,262
Other assets	7,352,617	1,123,212	8,475,829
Total non-financial assets	15,141,765	122,978,667	138,120,432
Total assets	732,751,938	871,901,852	1,604,653,790

Liabilities
Total financial liabilities	944,132,182	446,460,144	1,390,592,326
Other reserves	5,361,434	20,221,489	25,582,923
Current income tax liabilities	1,596,284	-	1,596,284
Deferred income tax	-	1,249,650	1,249,650
Other liabilities	39,323,338	191,895	39,515,233
Total non-financial liabilities	46,281,056	21,663,034	67,944,090
Total equity	-	146,117,374	146,117,374
Total equity and liabilities	990,413,238	614,240,552	1,604,653,790

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

3.5.	Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

•	Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•	Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•	Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the spreads of credit that vary between 2% and 7%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2021
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	252,536,563	6,487,867	2	259,024,432
Corporate debt and marketable equity securities	17,359,614	5,930,123	476,929	23,766,666
Bank debt securities	1,411,890	19,209,913	-	20,621,803
Mutual funds	9,965,220	-	1,374	9,966,594
Foreign governments securities	689,293	-	-	689,293
Brazilian sovereign bonds	307,452	-	-	307,452
Financial assets at fair value through profit or loss	282,270,032	31,627,903	478,305	314,376,240
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Derivatives	(220,868)	8,491,757	(351,447)	7,919,442
Brazilian government securities	155,835,878	13,225	25,784	155,874,887
Corporate debt securities	1,523,253	4,069,087	543,011	6,135,351
Bank debt securities	5,603,539	534,110	-	6,137,649
Brazilian sovereign bonds	8,885,505	-	-	8,885,505
Foreign governments securities	6,659,985	-	-	6,659,985
Mutual funds	2,126,928	-	1,026	2,127,954
Marketable equity securities and other stocks	5,345,695	1,503,503	846,008	7,695,206
Financial assets at fair value through other comprehensive income	185,980,783	6,119,925	1,415,829	193,516,537
Total	468,029,947	46,239,585	1,542,687	515,812,219

	R$ thousand
	On December 31, 2020
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	209,599,900	6,345,101	3	215,945,004
Corporate debt and marketable equity securities	12,413,353	3,956,920	319,431	16,689,704
Bank debt securities	1,717,037	8,951,480	-	10,668,517
Mutual funds	6,516,477	-	-	6,516,477
Foreign governments securities	626,079	-	-	626,079
Brazilian sovereign bonds	725,515	-	-	725,515
Financial assets at fair value through profit or loss	231,598,361	19,253,501	319,434	251,171,296
Derivative financial instruments (assets)	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Derivatives	71,281	6,273,607	(227,177)	6,117,711
Brazilian government securities	143,467,979	-	30,463	143,498,442
Corporate debt securities	1,128,700	3,627,146	138,187	4,894,033
Bank debt securities	5,576,877	496,598	53,830	6,127,305
Brazilian sovereign bonds	9,572,373	-	-	9,572,373
Foreign governments securities	6,508,218	-	-	6,508,218
Mutual funds	2,950,583	-	-	2,950,583
Marketable equity securities and other stocks	11,153,243	1,104,155	33,623	12,291,021
Financial assets at fair value through other comprehensive income	180,357,973	5,227,899	256,103	185,841,975
Total	412,027,615	30,755,007	348,360	443,130,982

Derivative Assets and Liabilities

The Company’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2019	707,395	755,960	11,479	(39,126)	1,435,708
Included in the result	10,571	(322,991)	-	-	(312,420)
Included in other comprehensive income	-	47,606	-	-	47,606
Acquisitions	54,015	90,000	7,816	(207,346)	(55,515)
Write-offs	(106,643)	(172,135)	-	-	(278,778)
Maturities	(8,902)	(1,502)	-	-	(10,404)
Transfer between categories	(27,152)	27,152	-	-	-
Transfer to other levels (1)	(309,850)	(167,987)	-	-	(477,837)
On December 31, 2020	319,434	256,103	19,295	(246,472)	348,360
Included in the result	99,731	90,605	-	-	190,336
Included in other comprehensive income	-	150,757	-	-	150,757
Acquisitions	112,385	810,015	160,209	(284,479)	798,130
Write-offs	(69,012)	(91,753)	-	-	(160,765)
Transfer to other levels (1)	15,767	200,102	-	-	215,869
On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687

(1) These instruments were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the papers are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value, including the realized and

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	54,132	18,114	72,246
Net trading gains/(losses) realized and unrealized	(85,905)	(311,237)	(397,142)
Total on December 31, 2019	(31,773)	(293,123)	(324,896)

Interest and similar income	9,230	92,123	101,353
Net trading gains/(losses) realized and unrealized	1,341	(367,508)	(366,167)
Total on December 31, 2020	10,571	(275,385)	(264,814)

Interest and similar income	12,982	88,235	101,217
Net trading gains/(losses) realized and unrealized	86,749	153,127	239,876
Total on December 31, 2021	99,731	241,362	341,093

Sensitivity analysis for financial assets classified as Level 3

Scenario	R$ thousand
	On December 31, 2021
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	-	(31)	(60)	(6)	(1,397)	(2,503)
Price indexes	(16)	(2,015)	(3,898)	-	-	-
Equities	(1,652)	(41,311)	(82,622)	(4,653)	(116,323)	(232,647)

Scenario	R$ thousand
	On December 31, 2020
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(25)	(3,672)	(6,971)	(4)	(504)	(992)
Price indexes	(4)	(83)	(165)	-	-	-
Equities	(582)	(14,548)	(29,097)	(185)	(4,623)	(9,246)

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$5.60 was used, while for a 1-year fixed interest rate of 11.80%, a 11.81% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.54 a scenario of R$6.93 was used, while for a 1-year fixed interest rate of 11.80%, a 14.74% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.54 a scenario of R$8.31 was used, while for a 1-year fixed interest rate of 11.80%, a 17.69% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2021
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	83,440,721	-	83,440,721	83,426,816
· Customers	-	-	607,725,289	607,725,289	613,833,607
Securities at amortized cost	88,656,980	80,968,974	10,450,308	180,076,262	184,346,938

Financial liabilities
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077

	R$ thousand
	On December 31, 2020
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and advances
· Financial Institutions	-	191,473,570	-	191,473,570	191,424,731
· Customers	-	-	478,250,100	478,250,100	473,637,358
Securities at amortized cost	105,223,797	69,644,416	9,138,672	184,006,885	179,623,894

Financial liabilities
Deposits from banks	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	54,192,090	54,192,090	53,246,232

(1) Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 24 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.6.	Independent Model Validation

The main purpose of the Independent Model Validation Area – AVIM is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended.

The Independent Model Validation Area adopts a methodology that includes quantitative and qualitative dimensions, assessing the adequacy of processes of governance, construction of models and their assumptions, and use and monitoring of the models.

3.7.	Insurance contracts underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company’s expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company’s estimates. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls and Compliance, Information Security and Data Management, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Company.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company’s future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company’s product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life insurance

The risks associated with Non-Life insurance include, among others:

•	Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
•	Unpredictable claims arising from an isolated risk;
•	Inaccurate pricing or inadequate underwriting of risks;
•	Inadequate reinsurance policies or risk transfer techniques; and
•	Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life insurance business lines are summarized as follows:

•	Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
•	Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

Non-Life insurance risk management

The Board for Risk Management monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting. The implementation of these guidelines, the treatment of claims, the reinsurances and the constitution of technical provisions for insurance purposes of these risks are carried out by the technical departments of each risk area. The Technical Departments has developed mechanisms such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage

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accumulated exposures in order to keep them within the limits defined in the internal guidelines.

The main risks associated with Life insurance and Private Pension Plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with Life insurance and private Pension Plans include:

•	Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
•	Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;
•	Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
•	Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life insurance and private pension plan risk management

The Board for Risk Management monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting. The implementation of these guidelines, the processing claims and the technical reserves for insurance purposes of these risks are carried out by the Technical Department; The Technical Department has developed mechanisms, such as the analysis of possible risk accumulations based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies.

Longevity risks are monitored in relation to the most recent data and to the trends in the environments in which the Company operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population.

Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes.

Persistency risk is managed through frequent monitoring of the Company’s historic experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve, when appropriate, the renewal of policies that expire.

The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

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The main risks associated with health insurance

The risks associated with health insurance include, among others:

•	Variations in cause, frequency and severity of indemnities of claims compared to expectations;
•	Unforeseen claims resulting from isolated risk;
•	Incorrect pricing or inadequate subscription of risks; and
•	Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured’s behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health insurance risk

The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the Superintendent of Actuary and Statistics. The Superintendent of Actuary and Statistics has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs.

Persistency risk is managed through the frequent management of the Company’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Risk Concentration

The Company operates throughout the national territory, so that potential exposures to risk concentration are monitored through management reports where the results of contracts sold within the scope of the business by branch (except Health and Dental) are observed. The table below shows the concentration of risks, based on the amounts of premiums written net of reinsurance, cancellations and social security contributions:

Product Group	R$ thousand
	On December 31, 2021	On December 31, 2020
Non-Life	6,222,866	5,421,704
Pension Plans	29,157,808	26,118,492
Life insurance	9,550,499	8,275,557

Sensitivity test

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The objective of the sensitivity test is to measure the impact on the result and shareholders’ equity of the Company, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

•	Risk-free interest rate – represents the minimum level of return expected by the Company of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
•	Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;
•	Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
•	Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Company received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for Life insurance and Pension Plans was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below.

	R$ thousand
	On December 31, 2021
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 b.p.

Total	(177,715)	(57,572)	(34,570)

The sensitivity test for insurance for people, except individual Life insurance, was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below:

	R$ thousand
	On December 31, 2021
	Interest rate	Longevity (improvement)
Percentage adjustment to each assumption:	Variation of -5%	0.2%

Total	(13,492)	9,269

For Non-Life, life (except individual Life) and Health insurance, including dental, the table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

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Product Group	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Non-Life	(32,441)	(33,524)	(32,277)	(33,253)
Life (except individual life)	(26,496)	(27,073)	(26,390)	(26,967)
Health (Health and Dental)	(137,890)	(139,863)	(137,890)	(139,863)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

•	Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
•	Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
•	Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders’ equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor’s and Moody’s. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including

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the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing all the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders’ equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management’s judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

3.8.	Operational risk

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Operational risk is the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems, arising from fraud or external events, including legal risk and excluding risks arising from strategic decisions.

Operational Risk Management

The Company approaches operational risk management in a process of continuous improvement, aiming to accompany the dynamic evolution of the business and minimize the existence of gaps that may compromise the quality of this management.

The entire process of Corporate Governance for operational risk management is monitored on a quarterly basis by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following attributes:

• Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;

• Development of the Operating Loss Database (BDPO) to report operating losses and corrective actions;

• Training and dissemination of the culture of internal controls;

• Ensuring compliance with the Company's operational risk management and business continuity policies;

• Ensuring the effectiveness of the Company's operational risk management and business continuity process;

• Approve and review the definitions and criteria, mathematical and statistical modeling and calculations referring to the amount of capital allocation;

• Evaluate and submit for validation by the Executive Risk Management Committee, reporting to the specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews performed annually; and

• Ethical standards.

Within this scenario, the Company has mechanisms for evaluating its Internal Control system to provide reasonable assurance regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-compliance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

4)       ESTIMATES AND JUDGMENTS

The Company adopts estimates and judgments that may affect the reported value of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements included in the following notes:

-         Note 2(a) and 26 Consolidation: whether the Group has the fact control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates are carrying a significant risk and may have a material impact on the values of assets and liabilities in the coming year, with the possibility of actual results being different from those previously established, are disclosed below and are related to the following notes:

Accounting estimates	Note
● Fair value of financial instruments	3.4 / 8 e 9 / 19 a 21
● Expected Credit Loss	3.1 / 22 e 23
● Impairment of intangible assets and goodwill	28
● Taxes on profits	16
● Technical provisions for insurance	34
● Contingent provisions	36

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion about the determination of fair value of financial instruments, see Note 3.5.

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

•	Determine the criteria in order to identify the significant increase of credit risk;

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•	Select quantitative models and suitable assumptions;
•	Establish several prospective scenarios and assumptions;
•	Group similar financial assets; and
•	Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 3.2.

Impairment of intangible assets and goodwill

The Company analyzes, at least annually, whether the carrying value of intangible assets and goodwill (including goodwill identified in the acquisition of associates and joint ventures) is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Company’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period.

For additional information about income tax, see Note 16.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on experience from the Group’s portfolio and are

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periodically reviewed.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

5)       OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts, which correspond to the consolidated information, were prepared in accordance with IFRS, issued by the IASB.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2021, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and BAC Florida Bank.

No income from transactions with a single customers or counterparty represented 10% of the Company’s income in the period of 2021, 2020 and 2019.

All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	On December 31 2021 - thousand R$
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	98,849,913	20,204,517	159,242	(186,196)	119,027,476	(612,023)	1,135,111	5,892,867	125,443,431
Expenses from financial intermediation (4)	(34,560,608)	(13,192,413)	(752)	211,047	(47,542,726)	161,179	1,335,070	(9,074,846)	(55,121,323)
Financial margin	64,289,305	7,012,104	158,490	24,851	71,484,750	(450,844)	2,470,181	(3,181,979)	70,322,108
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	-	-	-	(15,500,157)	72,047	-	5,813,901	(9,614,209)
Gross income from financial intermediation	48,789,148	7,012,104	158,490	24,851	55,984,593	(378,797)	2,470,181	2,631,922	60,707,899
Other income from insurance, Pension Plans and capitalization bonds	-	5,177,940	-	13,385	5,191,325	-	-	1,503,053	6,694,378
Fee and commission income and income from banking fees	31,866,568	1,779,999	767,505	(605,756)	33,808,316	(4,229,902)	(2,049,179)	(1,496,228)	26,033,007
Personnel expenses	(18,425,804)	(2,040,452)	(386,462)	67	(20,852,651)	671,693	-	167,266	(20,013,692)
Other administrative expenses (5)	(19,676,660)	(1,494,814)	(779,724)	1,128,510	(20,822,688)	1,488,706	(361,913)	(2.070.160)	(21.766.055)
Tax expenses	(6,340,354)	(983,979)	(112,654)	-	(7,436,987)	608,530	-	-	(6.828.457)
Share of profit (loss) of unconsolidated and jointly controlled companies	7,505	98,692	38,192	-	144,389	719,746	-	(442.631)	421.504
Other operating income / expenses	(13,689,730)	(721,996)	166,027	(561,057)	(14,806,756)	643,235	(59,089)	2.063.496	(12.159.114)
Operating profit/(loss)	22,530,673	8,827,494	(148,626)	-	31,209,541	(476,789)	-	2,356,718	33,089,470
Non-operating income/(expense)	(308,942)	36,765	18	-	(272,159)	35,056	-	-	(237,103)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,522,891)	(3,520,279)	51,476	-	(8,991,694)	441,733	-	(921,602)	(9,471,563)
Net Income in the year ended December 31, 2021	16,698,840	5,343,980	(97,132)	-	21,945,688	-	-	1,435,116	23,380,804
Total assets	1,485,771,990	342,175,848	5,495,625	(138,226,247)	1,695,217,216	(10,413,213)	(31,138,435)	21,906,625	1,675,572,193
Investments in associates and joint ventures	70,811,964	2,640,563	405,587	(71,396,385)	2,461,729	5,132,515	-	(36,678)	7,557,566
Total liabilities	1,303,885,088	308,096,509	1,300,120	(66,829,862)	1,546,451,855	(10,413,213)	(31,138,435)	20,443,279	1,525,343,486

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

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	On December 31, 2020 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	74,335,609	22,444,253	109,663	(111,074)	96,778,451	484,720	(3,521,128)	4,687,074	98,429,117
Expenses from financial intermediation (4)	(23,937,104)	(18,341,232)	(455)	118,931	(42,159,860)	(40,645)	1,051,877	(7,427,059)	(48,575,687)
Financial margin	50,398,505	4,103,021	109,208	7,857	54,618,591	444,075	(2,469,251)	(2,739,985)	49,853,430
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	-	-	-	(25,268,087)	(104,072)	-	5,826,884	(19,545,275)
Gross income from financial intermediation	25,130,418	4,103,021	109,208	7,857	29,350,504	340,003	(2,469,251)	3,086,899	30,308,155
Other income from insurance, Pension Plans and capitalization bonds	-	8,074,969	-	23,773	8,098,742	-	-	-	8,098,742
Fee and commission income and income from banking fees	30,307,248	1,875,701	448,292	(203,830)	32,427,411	4,031,391	2,164,111	(13,686,459)	24,936,454
Personnel expenses	(17,714,158)	(1,903,919)	(174,340)	62	(19,792,355)	(631,755)	-	1,458,633	(18,965,477)
Other administrative expenses (5)	(19,349,706)	(1,524,278)	(340,464)	674,656	(20,539,792)	(1,442,189)	218,055	358,770	(21,405,156)
Tax expenses	(5,476,957)	(1,038,918)	(74,502)	-	(6,590,377)	(541,474)	-	1,082,949	(6,048,902)
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	98,937	16,222	-	114,888	(634,424)	-	964,394	444,858
Other operating income / expenses	(15,634,441)	(1,033,754)	102,438	(502,518)	(17,068,275)	(678,421)	87,085	4,861,111	(12,798,500)
Operating profit/(loss)	(2,737,867)	8,651,759	86,854	-	6,000,746	443,131	-	(1,873,703)	4,570,174
Non-operating income/(expense)	(284,469)	(197,204)	1,100	-	(480,573)	(14,306)	-	-	(494,879)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	14,508,637	(3,425,110)	(57,123)	-	11,026,404	(428,825)	-	1,361,087	11,958,666
Net Income in the year ended December 31, 2020	11,486,301	5,029,445	30,831	-	16,546,577	-	-	(512,616)	16,033,961
Total assets on 12/31/2020	1,435,481,875	338,923,828	5,658,304	(135,259,892)	1,644,804,115	(9,364,134)	(44,400,937)	13,614,746	1,604,653,790
Investments in associates and joint ventures on 12/31/2020	77,091,501	1,856,796	60,271	(77,139,456)	1,869,112	5,177,598	-	340,130	7,386,840
Total liabilities on 12/31/2020	1,291,779,235	338,923,828	5,658,304	(135,259,892)	1,501,101,475	(9,364,134)	(44,400,937)	11,200,012	1,458,536,416

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the loss expected from financial assets, business models and effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

90

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	On December 31, 2019 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	113,402,430	22,936,178	228,386	(2,651,701)	133,915,293	(818,428)	125,364	(8,915,835)	124,306,394
Expenses from financial intermediation (4)	(49,683,456)	(16,930,146)	-	2,651,701	(63,961,901)	104,508	2,404,402	2,835,005	(58,617,986)
Financial margin	63,718,974	6,006,032	228,386	-	69,953,392	(713,920)	2,529,766	(6,080,830)	65,688,408
Expected Credit Loss Associated with Credit Risk expense	(18,891,493)	-	-	-	(18,891,493)	170,961	-	4,716,005	(14,004,527)
Gross income from financial intermediation	44,827,481	6,006,032	228,386	-	51,061,899	(542,959)	2,529,766	(1,364,825)	51,683,881
Other income from insurance, Pension Plans and capitalization bonds	-	8,935,610	-	33,355	8,968,965	(6,840)	-	13,680	8,975,805
Fee and commission income and income from banking fees	31,135,507	2,028,371	306,865	(136,176)	33,334,567	(4,128,937)	(2,254,425)	(1,613,529)	25,337,676
Personnel expenses	(23,072,600)	(2,030,224)	(390,706)	-	(25,493,530)	710,807	-	256,405	(24,526,318)
Other administrative expenses (5)	(20,327,502)	(1,495,894)	(194,265)	611,500	(21,406,161)	1,419,119	(249,173)	(2,119,131)	(22,355,346)
Tax expenses	(6,203,188)	(1,110,470)	(72,662)	-	(7,386,320)	528,090	-	-	(6,858,230)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	276,165	8,046	-	297,132	906,399	-	(2,449)	1,201,082
Other operating income / expenses	(21,082,041)	(734,635)	99,071	(508,679)	(22,226,284)	663,471	(26,168)	2,012,421	(19,576,560)
Operating profit/(loss)	5,290,578	11,874,955	(15,265)	-	17,150,268	(450,850)	-	(2,817,428)	13,881,990
Non-operating income/(expense)	(537,428)	26,800	133	-	(510,495)	(9,583)	-	19,166	(500,912)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(4,490,945)	2,372	-	5,942,842	460,433	-	1,388,854	7,792,129
Net Income in the year ended December 31, 2019	15,184,565	7,410,810	(12,760)	-	22,582,615	-	-	(1,409,408)	21,173,207
Total assets	1,264,627,391	325,767,085	5,014,369	(186,104,068)	1,409,304,777	(8,436,501)	(41,729,208)	19,388,617	1,378,527,685
Investments in associates and joint ventures	106,628,723	2,261,867	6,603	(106,710,041)	2,187,152	5,103,609	-	344,851	7,635,612
Total liabilities	1,064,606,520	287,062,911	1,167,684	(79,394,027)	1,273,443,088	(7,333,871)	(41,729,208)	18,604,102	1,242,984,111

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

91

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

6)       NET INTEREST INCOME

	R$ thousand
	Year ended December 31
	2021	2020	2019
Interest and similar income
Loans and advances to banks	9,043,136	6,802,466	6,874,429
Loans and advances to customers:
- Loans	72,338,735	67,443,078	67,807,238
- Leases	247,502	152,978	256,455
Financial assets:
- At fair value through profit or loss	18,631,552	13,982,931	19,436,407
- Fair value through other comprehensive income	17,975,178	13,632,071	12,567,751
- At amortized cost	16,873,684	15,698,407	13,139,371
Compulsory deposits with the Central Bank	3,101,796	2,017,605	4,304,875
Other financial interest income	11,763	13,835	31,179
Total	138,223,346	119,743,371	124,417,705

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(100,492)	(28,232)	(267,636)
- Funding in the open market	(12,529,476)	(8,423,041)	(11,784,845)
- Borrowings and onlending	(3,351,886)	(5,907,385)	(4,400,636)
Deposits from customers:
- Savings accounts	(4,268,873)	(3,049,149)	(4,568,663)
- Time deposits	(11,175,855)	(5,634,342)	(7,707,131)
Securities issued	(7,348,164)	(4,786,206)	(9,250,005)
Subordinated debt	(3,154,164)	(2,403,327)	(3,708,924)
Technical provisions for insurance, Pension Plans and capitalization bonds	(13,192,413)	(18,344,005)	(16,930,146)
Total	(55,121,323)	(48,575,687)	(58,617,986)

Net interest income	83,102,023	71,167,684	65,799,719

92

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

7)       FEE AND COMISSION INCOME

	R$ thousand
	Year ended December 31
	2021	2020	2019
Fee and commission income
Credit card income	7,510,685	6,754,319	7,397,305
Current accounts	7,980,149	7,927,357	7,702,319
Collections	1,970,919	2,150,007	1,935,353
Guarantees	1,111,476	1,259,236	1,257,771
Asset management	1,340,761	1,348,214	1,582,733
Consortium management	2,202,959	1,921,206	1,921,082
Custody and brokerage services	1,293,899	1,200,729	1,134,630
Underwriting/ Financial Advisory Services	1,213,016	1,150,460	1,014,607
Payments	440,155	462,535	475,393
Other	968,988	762,391	916,483
Total	26,033,007	24,936,454	25,337,676

8)       NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousand
	Year ended December 31
	2021	2020	2019
Fixed income securities	(9,956,696)	784.649	544.554
Derivative financial instruments	762.019	(19,188,022)	(1,197,059)
Equity securities	(2,078,113)	(183.030)	(438.412)
Total	(11,272,790)	(18,586,403)	(1,090,917)

9)       NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	R$ thousand
	Year ended December 31
	2021	2020	2019
Fixed income securities	(893,750)	891,888	82,859
Equity securities	(187,643)	(2,608,767)	572,973
Total	(1,081,393)	(1,716,879)	655,832

10)       NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

93

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

11) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousand
	Year ended December 31
	2021	2020	2021
Written premiums	73,123,233	65,335,387	67,835,874
Supplemental pension plan contributions	3,519,774	3,390,768	3,954,904
Ceded coinsurance premiums	(50.041)	(66.647)	(62.903)
Refunded premiums	(311.191)	(179.660)	(467.546)
Reinsurance premiums paid	(60.614)	(69.347)	(68.919)
Written premiums net of reinsurance and coinsurance	76,221,161	68,410,501	71,191,410

Changes in the provision for insurance	(31,005,277)	(27,442,202)	(29,047,959)
Changes in the provision for private Pension Plans	(1,595,690)	(2,540,927)	(2,988,568)
Changes in the insurance technical provisions and Pension Plans	(32,600,967)	(29,983,129)	(32,036,527)

Reported indemnities	(34,054,735)	(27,333,375)	(28,009,648)
Claims expenses	(82.660)	(32.153)	(117.705)
Recovery of ceded coinsurance	155.091	150.456	160.443
Recovery of reinsurance	36.999	17.595	50.237
Salvage recoveries	743.126	530.509	589.906
Changes in the IBNR provision	(836.766)	(979.399)	(324.069)
Retained claims	(34,038,945)	(27,646,367)	(27,650,836)

Commissions on premiums	(3,028,200)	(2,779,012)	(2,728,176)
Recovery of commissions	7.055	5.073	5.855
Fees	(303.500)	(319.105)	(422.952)
Brokerage expenses - private Pension Plans	(225.921)	(133.786)	(101.626)
Changes in deferred commissions	42.778	24.532	(2.209)
Selling expenses for insurance and Pension Plans	(3,507,788)	(3,202,298)	(3,249,108)

Gross profit from insurance and Pension Plans	6,073,461	7,578,707	8,254,939

12)       PERSONNEL EXPENSES

	R$ thousand
	Year ended December 31
	2021	2020	2019
Salaries	(10,080,147)	(9,280,777)	(9,768,305)
Benefits	(4,600,686)	(4,659,876)	(5,911,496)
Social security charges	(3,399,639)	(3,404,017)	(3,470,191)
Employee profit sharing	(1,843,861)	(1,533,955)	(1,803,545)
Training	(89,359)	(86,852)	(190,031)
Total	(20,013,692)	(18,965,477)	(21,143,568)

94

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

13)       OTHER ADMNISTRATIVE EXPENSES

	R$ thousand
	Year ended December 31
	2021	2020	2019
Outsourced services	(4,853,582)	(4,768,664)	(4,808,331)
Communication	(1,253,156)	(1,333,127)	(1,570,224)
Data processing	(2,248,464)	(2,150,048)	(2,145,226)
Advertising and marketing	(1,340,104)	(1,052,083)	(1,300,468)
Asset maintenance	(1,304,469)	(1,299,441)	(1,231,596)
Financial system	(1,142,628)	(1,119,697)	(1,135,964)
Rental	(151,838)	(142,448)	(180,648)
Security and surveillance	(581,656)	(698,206)	(744,036)
Transport	(703,416)	(651,238)	(773,208)
Water, electricity and gas	(356,177)	(373,056)	(440,613)
Advances to FGC (Deposit Guarantee Association)	(670,854)	(588,093)	(433,369)
Supplies	(109,666)	(139,371)	(191,362)
Travel	(33,982)	(77,433)	(302,170)
Other	(1,243,163)	(1,091,221)	(1,232,363)
Total	(15,993,155)	(15,484,126)	(16,489,578)

14)       DEPRECIATION AND AMORTIZATION

	R$ thousand
	Year ended December 31
	2021	2020	2019
Amortization expenses	(3.060.180)	(2,960,924)	(3,128,385)
Depreciation expenses	(2.712.720)	(2,960,106)	(2,737,383)
Total	(5.772.900)	(5,921,030)	(5,865,768)

15)       OTHER OPERATING INCOME/(EXPENSES)

	R$ thousand
	Year ended December 31
	2021	2020	2019
Tax expenses	(6,828,457)	(6,048,902)	(6,858,230)
Legal provision	(3,888,464)	(2,016,778)	(4,435,942)
Income from sales of non-current assets, investments, and property and equipment, net	25,894	(239,606)	(344,627)
Card marketing expenses	(3,078,632)	(2,858,522)	(3,207,559)
Other (1)	(4.834.098)	(7,658,438)	(14,751,228)
Total	(18.603.757)	(18,822,246)	(29,597,586)

(1) In the year ended December 31, 2021, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$713,113 thousand (2020 - R$3,712); software/hardware, in the amount of R$24,360 thousand (2020 – R$ 21.519) and goodwill of equity method investees, in the amount of R$11,508 thousand (2020 - R$726.419) (ii) expenses with provision for restructuring, in the amount of R$ 800,534 thousand (2020 - R$980,978 thousand), mainly related to the branch network and Bank’s structure.

95

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

16)       INCOME TAX AND SOCIAL CONTRIBUTION

a)	Calculation of income tax and social contribution charges

	R$ thousand
	Year ended December 31
	2021	2020	2019
Income before income tax and social contribution	32,852,367	4,075,295	13,381,078
Total burden of income tax and social contribution at the current rates (Note 2t)	(14,783,565)	(1,833,883)	(5,352,431)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	189,677	200,186	480,433
Interest on shareholders’ equity	3,258,040	2,496,587	2,949,143
Other amounts (1)	1,864,285	11,095,776	9,714,984
Income tax and social contribution for the period	(9,471,563)	11,958,666	7,792,129
Effective rate	-28.8%	293.4%	58.2%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad, in the amount of R$443,247 thousand (R$ 10,047,819 thousand - 2020); (ii) the equalization of the effective rate of non-bank financial companies and companies in the insurance industry, as of 2020, and of non-financial companies, in relation to that shown; and (iii) the deductions incentivized.

b)	Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Year ended December 31
	2021	2020	2019
Current taxes:
Income tax and social contribution payable	(5,945,141)	(4,632,251)	(7,441,945)
Deferred taxes:
Constitution/realization in the period on temporary additions and exclusions	(3,618,473)	5,863,870	14,030,748
Use of opening balances of:
Social contribution loss	(132,605)	(63,150)	(107,984)
Income tax loss	(176,144)	(79,842)	(186,773)
Addition on:
Social contribution loss	117,270	4,813,120	1,174,988
Income tax loss	283,530	6,056,919	323,095
Total deferred tax expense	(3,526,422)	16,590,917	15,234,074
Income taxes	(9,471,563)	11,958,666	7,792,129

c)	Deferred income tax and social contribution presented in the consolidated statement of financial position
	R$ thousand
	Balance on December 31, 2020	Amount recorded	Amount realized	Balance on 12/31/2021
Provisions for credit losses	45,750,275	7,947,879	(9,136,323)	44,561,831
Provision for contingencies	10,423,896	1,246,310	(1,260,646)	10,409,560
Impairment of securities and investments	3,750,503	559,875	(398,206)	3,912,172
Adjustment to fair value of securities	991,069	194,106	(831,672)	353,503
Other	6,570,827	3,010,355	(2,908,542)	6,672,640
Total deductible taxes on temporary differences	67,486,570	12,958,525	(14,535,389)	65,909,706
Income tax and social contribution losses in Brazil and overseas	18,609,868	400,800	(308,749)	18,701,919
Subtotal	86,096,438	13,359,325	(14,844,138)	84,611,625
Adjustment to fair value of available-for-sale securities	-	1,935,615	-	1,935,615
Total deferred tax assets (1)	86,096,438	15,294,940	(14,844,138)	86,547,240
Deferred tax liabilities (1)	10,361,826	2,369,051	(4,719,063)	8,011,814
Net deferred taxes (1)	75,734,612	12,925,889	(10,125,075)	78,535,426

96

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Amount realized	Balance on 03/31/2020
Provisions for credit losses	39,656,446	11,625,279	(5,531,450)	45,750,275
Provision for contingencies	10,462,850	1,803,110	(1,842,064)	10,423,896
Impairment of securities and investments	2,789,316	1,607,701	(646,514)	3,750,503
Adjustment to fair value of securities	1,346,668	633,811	(989,410)	991,069
Other	6,376,906	3,611,893	(3,417,972)	6,570,827
Total deductible taxes on temporary differences	60,632,186	19,281,794	(12,427,410)	67,486,570
Income tax and social contribution losses in Brazil and overseas	7,882,821	10,870,039	(142,992)	18,609,868
Total deferred tax assets (1)	68,515,007	30,151,833	(12,570,402)	86,096,438
Deferred tax liabilities (1)	10,025,555	3,071,916	(2,735,645)	10,361,826
Net deferred taxes (1)	58,489,452	27,079,917	(9,834,757)	75,734,612

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, and were R$7,363,779 thousand in 2021 (R$9,112,176 thousand in 2020).

d)	Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2022	6,967,679	5,395,585	207,454	180,258	12,750,976
2023	9,372,760	7,399,519	218,218	191,937	17,182,434
2024	8,750,119	6,957,184	173,809	187,830	16,068,942
2025	8,015,469	6,376,626	130,871	163,567	14,686,533
2026	3,128,464	2,329,969	1,518,126	1,254,345	8,230,904
2027	160,155	109,082	2,033,931	1,625,597	3,928,765
2028	197,770	140,197	1,940,771	1,525,406	3,804,144
2029	44,134	27,309	2,036,014	1,609,721	3,717,178
2030	174,032	105,244	1,690,665	1,819,388	3,789,329
2031	165,980	92,429	7,062	186,949	452,420
Total	36,976,562	28,933,144	9,956,921	8,744,998	84,611,625

e)	Deferred tax liabilities

	R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on December 31, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	936,149	(2,260)	1,824,164
Difference in depreciation	232,848	47,815	(5,976)	274,687
Judicial deposit	2,184,863	232,768	(90,979)	2,326,652
Other	2,662,219	1,014,109	(90,017)	3,586,311
Total deferred liabilities on temporary exclusions	5,970,205	2,230,841	(189,232)	8,011,814
Adjustment to fair value of available-for-sale securities	4,391,621	138,210	(4,529,831)	-
Total deferred tax expense	10,361,826	2,369,051	(4,719,063)	8,011,814

97

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on December 31, 2020
Fair value adjustment to securities and derivative financial instruments	8,732	890,275	(8,732)	890,275
Difference in depreciation	237,400	15,080	(19,632)	232,848
Judicial deposit	2,154,003	113,429	(82,569)	2,184,863
Other	2,579,556	193,260	(110,597)	2,662,219
Total deferred liabilities on temporary exclusions	4,979,691	1,212,044	(221,530)	5,970,205
Adjustment to fair value of available-for-sale securities	5,045,864	1,859,872	(2,514,115)	4,391,621
Total deferred tax expense	10,025,555	3,071,916	(2,735,645)	10,361,826

98

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
f)	Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousand
	On December 31, 2021			On December 31, 2020			On December 31, 2019
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(15.789.132)	6.625.497	(9.163.635)	(200,532)	218,123	17,591	10,027,427	(4,231,992)	5,795,435
Exchange differences on translations of foreign operations	(19.107)	-	(19.107)	235,863	-	235,863	73,867	-	73,867
Other	134.236	(60.406)	73.830	(39,523)	17,930	(21,593)	(371,887)	167,349	(204,538)
Total	(15.674.003)	6.565.091	(9.108.912)	(4,192)	236,053	231,861	9,729,407	(4,064,643)	5,664,764

99

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

17)       EARNINGS PER SHARE

a)	Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31
	2021	2020	2019
Net earnings attributable to the Company’s common shareholders (R$ thousand)	11,061,730	7,560,015	10,035,723
Net earnings attributable to the Company’s preferred shareholders (R$ thousand)	12,110,592	8,276,847	10,987,300
Weighted average number of common shares outstanding (thousands)	4,860,678	4,871,446	4,871,446
Weighted average number of preferred shares outstanding (thousands)	4,841,001	4,848,500	4,848,500
Basic earnings per share attributable to common shareholders of the Company (in Reais)	2.28	1.55	2.06
Basic earnings per share attributable to preferred shareholders of the Company (in Reais)	2.50	1.71	2.27

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders’ Meeting held on March 10, 2021, in the proportion of one new share for every 10 shares held.

b)	Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

18)       CASH, BALANCES WITH BANKS ANS CASH EQUIVALENTS

a)	Cash and balances with banks

	R$ thousand
	On December 31, 2021	On December 31, 2020
Cash and due from banks in domestic currency	14,850,622	17,747,628
Cash and due from banks in foreign currency	6,433,495	6,096,396
Compulsory deposits with the Central Bank (1)	87,317,302	83,757,533
Investments in gold	213	1,037
Total	108,601,632	107,602,594

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b)	Cash and cash equivalents

	R$ thousand
	On December 31, 2021	On December 31, 2020
Cash and due from banks in domestic currency	14,850,622	17,747,628
Cash and due from banks in foreign currency	6,433,495	6,096,396
Interbank investments (1)	50,101,989	166,975,928
Investments in gold	213	1,037
Total	71,386,319	190,820,989

(1) It refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$43.869.456 thousand refers to financial assets pledged as collateral.

100

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

19)       FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a)	Financial assets at fair value through profit or loss

	R$ thousand
	On December 31, 2021	On December 31, 2020
Financial assets
Brazilian government securities	259,024,432	215,945,004
Bank debt securities	20,621,803	10,668,517
Corporate debt and marketable equity securities	23,766,666	16,689,704
Mutual funds	9,966,594	6,516,477
Brazilian sovereign bonds	307,452	725,515
Foreign governments securities	689,293	626,079
Derivative financial instruments	22,184,725	24,815,393
Total	336,560,965	275,986,689

b)	Maturity

	R$ thousand
	On December 31, 2021	On December 31, 2020
Maturity of up to one year	68,882,909	60,438,153
Maturity of one to five years	202,449,463	165,430,418
Maturity of five to 10 years	36,316,999	28,103,378
Maturity of over 10 years	11,550,369	7,828,437
No stated maturity	17,361,225	14,186,303
Total	336,560,965	275,986,689

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$49,991,355 thousand on December 31, 2021 (2020 – R$6,060,344 thousand), being composed primarily of Brazilian government bonds.

Unrealized net gains/ (losses) included in financial assets at fair value through profit or loss totaled R$1,953,274 thousand on December 31, 2021 (2020 – R$5,284,677 thousand). Net variation totaled R$(3,331,403) thousand in 2021 (2020 – R$3,898,193 thousand).

c)	Liabilities at fair value through profit or loss

	R$ thousand
	On December 31, 2021	On December 31, 2020
Derivative financial instruments	14,265,283	18,697,682
Total	14,265,283	18,697,682

20)       DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)	Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Company’s foreign

101

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii)	Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Company and a customer. The Company is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)	Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

102

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

(iv)	Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

	R$ thousand
	On December 31, 2021					On December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts						-
Purchase commitments:	99,213,654	-	-	-	-	84,467,021		24,535	-	24,535
- Interbank market	61,640,819	-	-	-	-	40,651,059	-	10,050	-	10,050
- Foreign currency	31,449,101	-	-	-	-	39,875,542	-	10,832	-	10,832
- Other	6,123,734	2,234,955	-	-	-	3,940,420	2,807,910	3,653	-	3,653
Sale commitments:	186,188,569		-	-	-	316,512,537		(19,366)	-	(19,366)
- Interbank market (1)	131,650,443	70,009,624	-	-	-	263,958,439	223,307,380	(15,899)	-	(15,899)
- Foreign currency (2)	50,649,347	19,200,246	-	-	-	51,421,588	11,546,046	(1,371)	-	(1,371)
- Other	3,888,779	-	-	-	-	1,132,510	-	(2,096)	-	(2,096)

Option contracts
Purchase commitments:	277,559,369		1,304,697	473,982	1,778,679	326,423,643		2,456,611	895,667	3,352,278
- Interbank market	250,565,454	8,112,967	748,111	(264)	747,847	311,472,364	-	1,504,181	193,326	1,697,507
- Foreign currency	3,442,347	-	151,280	(51,642)	99,638	13,878,682	-	854,484	701,089	1,555,573
- Other	23,551,568	-	405,306	525,888	931,194	1,072,597	282,563	97,946	1,252	99,198
Sale commitments:	270,271,972		(943,666)	(148,378)	(1,092,044)	331,145,703		(2,520,903)	(589,180)	(3,110,083)
- Interbank market	242,452,487	-	(96,655)	45	(96,610)	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)
- Foreign currency	3,986,437	544,090	(172,612)	115,438	(57,174)	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)
- Other	23,833,048	281,480	(674,399)	(263,861)	(938,260)	790,034	-	(261,319)	(31,212)	(292,531)

Forward contracts
Purchase commitments:	32,430,997		303,733	(5,263)	298,470	76,011,205		4,696,246	14,818	4,711,064
- Interbank market	-	-	-	-	-	246,269	246,269	1,859	14,818	16,677
- Foreign currency	31,622,823	4,716,522	231,503	(826)	230,677	70,345,084	48,576,798	(453)	-	(453)
- Other	808,174	-	72,230	(4,437)	67,793	5,419,852	4,451,509	4,694,840	-	4,694,840
Sale commitments:	30,185,980		1,876,674	(38,817)	1,837,857	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	26,906,301	-	(92,393)	-	(92,393)	21,768,286	-	(82,681)	-	(82,681)
- Other	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250	968,343	-	(49,395)	(4,678)	(54,073)

Swap contracts

103

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021					On December 31, 2020
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Assets (long position):	85,399,663		13,299,664	3,501,416	16,801,080	66,137,265		11,195,415	3,591,785	14,787,200
- Interbank market	26,515,089	-	(33,786)	1,594,172	1,560,386	4,095,567	-	106,827	215,527	322,354
- Fixed rate	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165	33,427,359	19,386,846	4,160,018	26,030	4,186,048
- Foreign currency	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	504,587	-	563,281	11,054	574,335	636,581	-	432,390	22,676	455,066
- Other	9,522,191	4,995,108	539,030	130,607	669,637	3,608,719	-	326,603	276,135	602,738
Liabilities (unrestricted position):	67,738,764		(10,367,236)	(1,337,364)	(11,704,600)	50,475,079		(10,838,073)	(2,653,090)	(13,491,163)
- Interbank market	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)
- Fixed rate	6,860,219	-	(2,983,362)	21,352	(2,962,010)	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)
- Foreign currency	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	713,178	208,591	(759,159)	(17,985)	(777,144)	836,307	199,726	(536,192)	(48,393)	(584,585)
- Other	4,527,083	-	(670,302)	49,439	(620,863)	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)
Total	1,048,988,968		5,473,866	2,445,576	7,919,442	1,273,909,082		4,862,389	1,255,322	6,117,711

Derivatives include operations maturing in D+1.
(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$97,361,681 thousand (on December 2020 – R$128,431,775 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$46,895,240 thousand (on December 2020 – R$ 12,942,667 thousand;
(2) It includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$32,578,474 thousand (on December 2020 – R$29,678,043 thousand); and
(3) It reflects the net balance between the Asset and Liability position.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

104

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	R$ thousand
	On December 31, 2021	On December 31, 2020
Risk received in credit Swaps:	3,490,765	3,872,939
- Debt securities issued by companies	826,946	1,024,244
- Bonds of the Brazilian public debt	2,085,120	2,580,026
- Bonds of foreign public debt	578,699	268,669
Risk transferred in credit Swaps:	(1,512,316)	(1,304,372)
- Brazilian public debt derivatives	(831,495)	(332,589)
- Foreign public debt derivatives	(680,821)	(971,783)
Total net credit risk value	1,978,449	2,568,567
Effect on Shareholders' Equity	111,268	105,226
Remuneration on the counterparty receiving the risk	(33,927)	(26,462)

The contracts related to credit derivatives transactions described above are due in 2026. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (2)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	144,256,921	144,075,174	(718,562)	(395,209)

Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (2)	128,431,775	126,398,921	(316,082)	(173,845)
Total on December 31, 2020	141,374,442	139,596,638	(215,968)	(118,782)

(1) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed; and

(2) It refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed.

105

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the statement of income, amount to R$(77,839) thousand.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in shareholders' equity, will be appropriated to profit or loss, according to the result of the hedged item. In 2021, the amount of R$ 11,086 thousand was recycled to the statement of income, net of tax effects, the accumulated balance in shareholders' equity on December 31, 2021 is R$ 765,719 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, in the year ended December 31, 2021 and 2020.

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the variation at market value of the hedged object item. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations of this instrument is recognized in profit or loss, net of tax effects and is only transferred to Shareholders’ Equity in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge. The ineffective portion of the hedge object is recognized directly in Shareholders’ Equity.

Strategy (1)	R$ mil
	Fair value hedging instrument	Fair value hedge object	Adjustment to fair value recorded in profit or loss (gross of tax effects)	Adjustment to fair value recorded in profit or loss (net of tax effects)
Debenture Hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	205,592	205,592	5,592	3,076
(1) Regarding the risk of shares, using Swaps contracts, with maturities up to 2022.

For the next 12 months, the gains/(losses) related to the fair value accounting hedge, which the Company expects to recognize in other comprehensive income, amounts to R$(4,025) thousand.

There were no gains/(loss) related to fair value accounting hedge, registered in other comprehensive income, in the years ended December 31, 2021 and 2020.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders’ equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

106

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Strategy	R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	4,658,609	2,800,937	(839,389)	(440,197)

Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total on December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)
(1)	Whose functional currency is different from the Real, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

For the next 12 months, the gains/(losses) related to the ineffectiveness of the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 404 thousand.

The gains/(losses) related to the ineffectiveness of the hedge of investments abroad, recorded in profit or loss, in the year ended on December 31, 2021 was R$(38,333) thousand (2019 R$(12,697) thousand).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”, in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

The table below presents financial assets and liabilities subject to net settlement:

	R$ thousand
	On December 31, 2021			On December 31, 2020
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	67,500,239	-	67,500,239	179,729,420	-	179,729,420
Derivative financial instruments	22,184,725	-	22,184,725	24,815,393	-	24,815,393
						-

107

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021			On December 31, 2020
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial liabilities
Securities sold under agreements to repurchase	222,574,700	-	222,574,700	217,108,353	-	217,108,353
Derivative financial instruments	14,265,283	-	14,265,283	18,697,682	-	18,697,682

On December 31, 2021 and 2020, Bradesco does not offset any financial assets and financial liabilities in its Statement of Financial Position.

21)       FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a)	Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	158,709,952	1,971,895	(4,806,960)	155,874,887
Corporate debt securities	6,063,483	226.766	(154.898)	6,135,351
Bank debt securities	7,566,014	531.470	(1,959,835)	6,137,649
Brazilian sovereign bonds	8,758,526	215.947	(88.968)	8,885,505
Foreign governments securities	6,670,843	-	(10.858)	6,659,985
Mutual funds	2,109,073	23.146	(4.265)	2,127,954
Marketable equity securities and other stocks	8,318,376	445.925	(1,069,095)	7,695,206
Balance on December 31, 2021 (1)	198,196,267	3,415,149	(8,094,879)	193,516,537

Brazilian government securities	134,289,029	9,310,390	(100.977)	143,498,442
Corporate debt securities	4,828,945	162.121	(97.033)	4,894,033
Bank debt securities	6,637,552	745.867	(1,256,114)	6,127,305
Brazilian sovereign bonds	9,222,104	608.077	(257.808)	9,572,373
Foreign governments securities	6,501,034	7.184	-	6,508,218
Mutual funds	2,939,361	14.770	(3.548)	2,950,583
Marketable equity securities and other stocks	9,895,440	2,631,980	(236.399)	12,291,021
On December 31, 2020 (2)	174,313,465	13,480,389	(1,951,879)	185,841,975

(1) In December 2021, Management reclassified securities measured at fair value through other comprehensive income to measured at fair value through profit or loss, in the amount of R$40,305,887 thousand, reflected in profit or loss, in the gross amount of R$(1,373,557) Thousand. This reclassification was the result of the alignment of risk and capital management.

; and

(2) In June 2020, Management reclassified the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$20,009,471 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes in the amount of R$1,794,263 thousand.

b)	Maturity

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	45,423,965	44,163,006	60,234,322	59,892,379
From 1 to 5 years	50,015,025	49,467,861	64,073,593	67,388,842
From 5 to 10 years	58,965,698	57,653,004	14,913,201	15,784,368
Over 10 years	33,364,130	32,409,506	22,257,548	27,534,782
No stated maturity	10,427,449	9,823,160	12,834,801	15,241,604
Total	198,196,267	193,516,537	174,313,465	185,841,975

108

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$66,690,800 thousand on December 31, 2021 (2020 – R$35,548,882 thousand), being composed mostly of Brazilian government bonds.

c)	Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	8,318,376	(623,170)	7,695,206
Total on December 31, 2021	8,318,376	(623,170)	7,695,206

Marketable equity securities and other stocks	9,895,440	2,395,581	12,291,021
Total on December 31, 2020	9,895,440	2,395,581	12,291,021

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)	Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2019	39,840	12,699	145,923	198,462
Transferred to Stage 1	-	(306)	-	(306)
Transferred to Stage 2	(1,088)	-	-	(1,088)
Transfer from Stage 1	-	1,088	-	1,088
Transfer from Stage 2	306	-	-	306
New assets originated or purchased/Assets settled or paid	58,906	(10,305)	(137,159)	(88,558)
Expected loss of financial assets at FVOCI on December 31, 2020	97,964	3,176	8,764	109,904
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	127,117	(1,245)	157,909	283,781
Expected loss of financial assets at FVOCI on December 31, 2021	225,081	1,931	166,673	393,685

22)       LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

	R$ thousand
	On December 31, 2021	On December 31, 2020
Repurchase agreements (1)	67,500,239	179,729,419
Loans to financial institutions	15,926,649	11,696,244
Expected credit loss	(72)	(932)
Total	83,426,816	191,424,731

(1) On December 31, 2021, it included investments in repo operations given in guarantee, in the amount of R$43,869,456 thousand (2020 - R$125,241,658 thousand).

23) LOANS AND ADVANCES TO CUSTOMERS

	R$ thousand
	On December 31, 2021	On December 31, 2020
Companies	293,491,411	256,810,316
- Financing and On-lending	111,905,705	108,461,841
- Financing and export	46,635,544	51,461,844
- Housing loans	14,135,803	18,538,907
- Onlending BNDES/Finame	16,079,517	16,691,762

109

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2021	On December 31, 2020
- Vehicle loans	18,927,295	13,589,893
- Import	13,055,441	5,696,949
- Leases	3,072,105	2,482,486
- Borrowings	169,606,160	140,384,792
- Working capital	101,989,937	91,405,458
- Rural loans	5,502,190	4,956,707
- Other	62,114,033	44,022,627
- Limit operations (1)	11,979,546	7,963,683
- Credit card	5,723,165	3,966,504
- Overdraft for corporates/Individuals	6,256,381	3,997,179
		-
Individuals	320,342,196	256,406,447
- Financing and On-lending	119,730,088	93,134,830
- Housing loans	81,712,089	59,064,431
- Vehicle loans	30,884,597	27,818,022
- Onlending BNDES/Finame	6,961,700	6,105,589
- Other	171,702	146,788
- Borrowings	142,243,997	118,655,689
- Payroll-deductible loans	84,535,206	69,897,126
- Personal credit	31,052,154	24,033,559
- Rural loans	10,348,497	8,419,040
- Other	16,308,140	16,305,964
- Limit operations (1)	58,368,111	44,615,928
- Credit card	53,771,164	41,229,795
- Overdraft for corporates/Individuals	4,596,947	3,386,133
Total portfolio	613,833,607	513,216,763

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	On December 31, 2021	On December 31, 2020
Gross investments in financial leases receivable:		-
Up to one year	1,196,366	1,013,244
From one to five years	1,392,801	1,489,536
Over five years	694,556	143,658
Impairment loss on finance leases	(57,535)	(70,468)
Net investment	3,226,188	2,575,970
		-
Net investments in finance leases:		-
Up to one year	1,174,549	987,530
From one to five years	1,358,550	1,446,058
Over five years	693,089	142,382
Total	3,226,188	2,575,970

110

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Reconciliation of the gross book value of loans and advances to customers

Stage 1	R$ thousand
	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	217,561,123	(3,108,964)	(980,917)	1,593,772	199,175	(23,949,966)	168,208,771	(104,233,887)	-	255,289,107
- Financing	94,231,267	(908,149)	(189,983)	579,002	24,113	(11,279,214)	57,000,287	(39,301,409)	-	100,155,914
- Borrowings	116,800,205	(1,787,523)	(665,168)	868,348	165,127	(12,670,752)	107,605,738	(64,872,688)	-	145,443,287
- Revolving	6,529,651	(413,292)	(125,766)	146,422	9,935	-	3,602,746	(59,790)	-	9,689,906
Individuals	195,239,164	(7,139,615)	(3,661,718)	12,942,485	863,078	(10,699,421)	142,922,899	(57,831,204)	-	272,635,668
- Financing	81,332,376	(4,113,805)	(433,652)	2,878,902	73,321	(8,326,024)	51,195,741	(15,048,077)	-	107,558,782
- Borrowings	79,213,356	(1,127,801)	(1,709,840)	8,315,591	618,100	(2,373,397)	79,553,749	(43,916,435)	-	118,573,323
- Revolving	34,693,432	(1,898,009)	(1,518,226)	1,747,992	171,657	-	12,173,409	1,133,308	-	46,503,563
Total	412,800,287	(10,248,579)	(4,642,635)	14,536,257	1,062,253	(34,649,387)	311,131,670	(162,065,091)	-	527,924,775

Stage 2	R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	13,960,366	(1,593,772)	(594,262)	3,108,964	505,019	(719,581)	6,266,004	(6,813,101)	-	14,119,637
- Financing	6,878,331	(579,002)	(258,817)	908,149	19,994	(841,508)	989,891	(1,655,141)	-	5,461,897
- Borrowings	6,329,980	(868,348)	(282,480)	1,787,523	452,273	121,927	4,596,735	(5,055,570)	-	7,082,040
- Revolving	752,055	(146,422)	(52,965)	413,292	32,752	-	679,378	(102,390)	-	1,575,700
Individuals	38,023,532	(12,942,485)	(2,313,732)	7,139,615	1,463,999	(8,310,115)	8,960,243	(8,945,309)	-	23,075,748
- Financing	10,655,990	(2,878,902)	(752,245)	4,113,805	208,332	(294,587)	3,036,579	(3,609,218)	-	10,479,754
- Borrowings	22,782,488	(8,315,591)	(978,590)	1,127,801	969,332	(8,015,528)	4,144,977	(4,983,727)	-	6,731,162
- Revolving	4,585,054	(1,747,992)	(582,897)	1,898,009	286,335	-	1,778,687	(352,364)	-	5,864,832
Total	51,983,898	(14,536,257)	(2,907,994)	10,248,579	1,969,018	(9,029,696)	15,226,247	(15,758,410)	-	37,195,385

111

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	25,288,827	(199,175)	(505,019)	980,917	594,262	244,809	10,389,522	(7,900,553)	(4,810,923)	24,082,667
- Financing	7,352,243	(24,113)	(19,994)	189,983	258,817	503,893	911,654	(2,267,756)	(616,833)	6,287,894
- Borrowings	17,254,607	(165,127)	(452,273)	665,168	282,480	(259,084)	9,242,876	(5,788,533)	(3,699,282)	17,080,832
- Revolving	681,977	(9,935)	(32,752)	125,766	52,965	-	234,992	155,736	(494,808)	713,941
Individuals	23,143,751	(863,078)	(1,463,999)	3,661,718	2,313,732	1,311,072	13,739,385	(7,098,812)	(10,112,989)	24,630,780
- Financing	1,146,464	(73,321)	(208,332)	433,652	752,245	827,384	394,249	(1,165,852)	(414,940)	1,691,549
- Borrowings	16,659,845	(618,100)	(969,332)	1,709,840	978,590	483,688	11,892,438	(7,168,430)	(6,029,025)	16,939,514
- Revolving	5,337,442	(171,657)	(286,335)	1,518,226	582,897	-	1,452,698	1,235,470	(3,669,024)	5,999,717
Total	48,432,578	(1,062,253)	(1,969,018)	4,642,635	2,907,994	1,555,881	24,128,907	(14,999,365)	(14,923,912)	48,713,447

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2020	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2021

Companies	256,810,316	(24,424,738)	184,864,297	(118,947,541)	(4,810,923)	293,491,411
- Financing	108,461,841	(11,616,829)	58,901,832	(43,224,306)	(616,833)	111,905,705
- Borrowings	140,384,792	(12,807,909)	121,445,349	(75,716,791)	(3,699,282)	169,606,159
- Revolving	7,963,683	-	4,517,116	(6,444)	(494,808)	11,979,547
Individuals	256,406,447	(17,698,464)	165,622,527	(73,875,325)	(10,112,989)	320,342,196
- Financing	93,134,830	(7,793,227)	54,626,569	(19,823,147)	(414,940)	119,730,085
- Borrowings	118,655,689	(9,905,237)	95,591,164	(56,068,592)	(6,029,025)	142,243,999
- Revolving	44,615,928	-	15,404,794	2,016,414	(3,669,024)	58,368,112
Total	513,216,763	(42,123,202)	350,486,824	(192,822,866)	(14,923,912)	613,833,607

(1) Composed of advanced settlements, maturities and changes.

112

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	193,236,364	(2,206,226)	(1,490,046)	330,715	67,187	(9,770,601)	149,850,120	(112,456,390)	-	217,561,123
- Financing	91,632,329	(1,266,291)	(1,000,667)	99,463	41,167	(4,828,945)	48,408,504	(38,854,293)	-	94,231,267
- Borrowings	91,448,563	(543,880)	(294,077)	193,710	21,172	(4,941,656)	99,438,789	(68,522,416)	-	116,800,205
- Revolving	10,155,472	(396,055)	(195,302)	37,542	4,848	-	2,002,827	(5,079,681)	-	6,529,651
Individuals	199,384,196	(14,601,213)	(4,693,118)	1,217,269	580,355	(14,887,045)	105,059,308	(76,820,588)	-	195,239,164
- Financing	72,998,157	(5,142,405)	(587,237)	492,025	25,325	(8,377,986)	41,562,050	(19,637,553)	-	81,332,376
- Borrowings	88,176,321	(6,647,911)	(1,926,044)	456,863	13,417	(6,509,059)	55,442,719	(49,792,950)	-	79,213,356
- Revolving	38,209,718	(2,810,897)	(2,179,837)	268,381	541,613	-	8,054,539	(7,390,085)	-	34,693,432
Total	392,620,560	(16,807,439)	(6,183,164)	1,547,984	647,542	(24,657,646)	254,909,428	(189,276,978)	-	412,800,287

Stage 2	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	13,106,024	(330,715)	(1,385,968)	2,206,226	77,803	(2,378,718)	8,504,101	(5,838,387)	-	13,960,366
- Financing	5,732,352	(99,463)	(693,154)	1,266,291	57,520	(1,380,199)	2,906,774	(911,790)	-	6,878,331
- Borrowings	6,758,152	(193,710)	(630,399)	543,880	17,128	(998,519)	5,352,796	(4,519,348)	-	6,329,980
- Revolving	615,520	(37,542)	(62,415)	396,055	3,155	-	244,531	(407,249)	-	752,055
Individuals	19,594,715	(1,217,269)	(2,071,615)	14,601,213	794,308	(12,773,924)	29,573,277	(10,477,173)	-	38,023,532
- Financing	4,567,302	(492,025)	(220,419)	5,142,405	140,369	(5,444,290)	8,404,759	(1,442,111)	-	10,655,990
- Borrowings	12,019,579	(456,863)	(1,161,812)	6,647,911	62,719	(7,329,634)	20,588,030	(7,587,442)	-	22,782,488
- Revolving	3,007,834	(268,381)	(689,384)	2,810,897	591,220	-	580,488	(1,447,620)	-	4,585,054
Total	32,700,739	(1,547,984)	(3,457,583)	16,807,439	872,111	(15,152,642)	38,077,378	(16,315,560)	-	51,983,898

113

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020
Companies	20,633,998	(67,187)	(77,803)	1,490,046	1,385,968	(2,680,887)	14,626,196	(4,801,095)	(5,220,409)	25,288,827
- Financing	6,773,700	(41,167)	(57,520)	1,000,667	693,154	(1,211,218)	2,056,572	(584,841)	(1,277,104)	7,352,243
- Borrowings	13,121,182	(21,172)	(17,128)	294,077	630,399	(1,469,669)	12,159,563	(3,896,608)	(3,546,037)	17,254,607
- Revolving	739,116	(4,848)	(3,155)	195,302	62,415	-	410,061	(319,646)	(397,268)	681,977
Individuals	11,437,078	(580,355)	(794,308)	4,693,118	2,071,615	(3,953,496)	19,547,102	2,528,559	(11,805,562)	23,143,751
- Financing	1,049,805	(25,325)	(140,369)	587,237	220,419	(813,396)	1,085,403	(376,824)	(440,486)	1,146,464
- Borrowings	5,231,519	(13,417)	(62,719)	1,926,044	1,161,812	(3,140,100)	16,349,733	1,491,101	(6,284,128)	16,659,845
- Revolving	5,155,754	(541,613)	(591,220)	2,179,837	689,384	-	2,111,966	1,414,282	(5,080,948)	5,337,442
Total	32,071,076	(647,542)	(872,111)	6,183,164	3,457,583	(6,634,383)	34,173,298	(2,272,536)	(17,025,971)	48,432,578

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2019	Accumulated amortization	Originated	Constitution/ (Reversal) (1)	(Write off)	Balance on December 31, 2020

Companies	226,976,386	(14,830,206)	172,980,417	(123,095,872)	(5,220,409)	256,810,316
- Financing	104,138,381	(7,420,362)	53,371,850	(40,350,924)	(1,277,104)	108,461,841
- Borrowings	111,327,897	(7,409,844)	116,951,148	(76,938,372)	(3,546,037)	140,384,792
- Revolving	11,510,108	-	2,657,419	(5,806,576)	(397,268)	7,963,683
Individuals	230,415,989	(31,614,465)	154,179,687	(84,769,202)	(11,805,562)	256,406,447
- Financing	78,615,264	(14,635,672)	51,052,212	(21,456,488)	(440,486)	93,134,830
- Borrowings	105,427,419	(16,978,793)	92,380,482	(55,889,291)	(6,284,128)	118,655,689
- Revolving	46,373,306	-	10,746,993	(7,423,423)	(5,080,948)	44,615,928
Total	457,392,375	(46,444,671)	327,160,104	(207,865,074)	(17,025,971)	513,216,763

(1) Composed of advanced settlements, maturities and changes.

114

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Reconciliation of expected losses from loans and advances to customers

Stage 1	R$ thousand
	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	4,657,940	(157,782)	(54,858)	192,483	124,467	(1,142,215)	2,738,532	(1,801,747)	-	4,556,820
- Financing	1,434,546	(21,869)	(5,663)	90,143	16,105	(133,108)	615,002	(472,624)	-	1,522,532
- Borrowings	2,748,583	(103,659)	(39,773)	88,400	87,702	(1,009,107)	1,952,341	(1,236,327)	-	2,488,160
- Revolving	474,811	(32,254)	(9,422)	13,940	20,660	-	171,189	(92,796)	-	546,128
Individuals	6,263,052	(337,964)	(229,070)	1,413,258	531,607	(338,961)	4,231,021	(3,126,787)	-	8,406,156
- Financing	763,932	(82,314)	(14,406)	585,259	37,863	(252,016)	625,515	(726,009)	-	937,824
- Borrowings	2,077,714	(80,969)	(79,133)	646,839	274,566	(86,945)	2,546,460	(1,929,237)	-	3,369,295
- Revolving	3,421,406	(174,681)	(135,531)	181,160	219,178	-	1,059,046	(471,541)	-	4,099,037
Total	10,920,992	(495,746)	(283,928)	1,605,741	656,074	(1,481,176)	6,969,553	(4,928,534)	-	12,962,976

Stage 2	R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	1,545,667	(192,483)	(97,676)	157,782	299,254	(132,762)	864,510	(974,576)	-	1,469,716
- Financing	499,494	(90,143)	(40,825)	21,869	11,304	(118,985)	111,867	(87,265)	-	307,316
- Borrowings	937,652	(88,400)	(46,682)	103,659	262,790	(13,777)	672,728	(854,447)	-	973,523
- Revolving	108,521	(13,940)	(10,169)	32,254	25,160	-	79,915	(32,864)	-	188,877
Individuals	6,794,923	(1,413,258)	(698,784)	337,964	606,956	(1,945,420)	2,594,789	(1,305,524)	-	4,971,646
- Financing	3,104,787	(585,259)	(374,649)	82,314	118,412	(1,505,518)	455,748	56,413	-	1,352,248
- Borrowings	2,939,423	(646,839)	(213,992)	80,969	307,151	(439,902)	1,703,515	(1,360,459)	-	2,369,866
- Revolving	750,713	(181,160)	(110,143)	174,681	181,393	-	435,526	(1,478)	-	1,249,532
Total	8,340,590	(1,605,741)	(796,460)	495,746	906,210	(2,078,182)	3,459,299	(2,280,100)	-	6,441,362

115

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	14,316,381	(124.467)	(299.254)	54.858	97.676	787.993	4,968,963	(1,924,989)	(4,810,923)	13,066,238
- Financing	4,055,197	(16.105)	(11.304)	5.663	40.825	296.523	500.950	(950.600)	(616.833)	3,304,316
- Borrowings	9,768,315	(87.702)	(262.790)	39.773	46.682	491.470	4,340,731	(1,357,113)	(3,699,282)	9,280,084
- Revolving	492.869	(20.660)	(25.160)	9.422	10.169	-	127.282	382.724	(494.808)	481.838
Individuals	12,179,688	(531.607)	(606.956)	229.070	698.784	2,051,282	6,487,763	3,316,731	(10,112,989)	13,711,766
- Financing	625.961	(37.863)	(118.412)	14.406	374.649	542.473	212.563	(183.567)	(414.940)	1,015,270
- Borrowings	7,643,173	(274.566)	(307.151)	79.133	213.992	1,508,809	5,493,605	563.708	(6,029,025)	8,891,678
- Revolving	3,910,554	(219.178)	(181.393)	135.531	110.143	-	781.595	2,936,590	(3,669,024)	3,804,818
Total	26,496,069	(656.074)	(906.210)	283.928	796.460	2,839,275	11,456,726	1,391,742	(14,923,912)	26,778,004

Consolidated - 3 stages	R$ thousand
	Balance on December 31, 2020	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2021

Companies	20,519,988	(486,984)	8,572,005	(4,701,312)	(4,810,923)	19,092,774
- Financing	5,989,237	44,430	1,227,819	(1,510,489)	(616,833)	5,134,164
- Borrowings	13,454,550	(531,414)	6,965,800	(3,447,887)	(3,699,282)	12,741,767
- Revolving	1,076,201	-	378,386	257,064	(494,808)	1,216,843
Individuals	25,237,663	(233,099)	13,313,573	(1,115,580)	(10,112,989)	27,089,568
- Financing	4,494,680	(1,215,061)	1,293,826	(853,163)	(414,940)	3,305,342
- Borrowings	12,660,310	981,962	9,743,580	(2,725,988)	(6,029,025)	14,630,839
- Revolving	8,082,673	-	2,276,167	2,463,571	(3,669,024)	9,153,387
Total (1)	45,757,651	(720,083)	21,885,578	(5,816,892)	(14,923,912)	46,182,342

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

116

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	5,248,063	(123,246)	(75,367)	60,005	61,068	(903,698)	3,371,617	(2,980,502)	-	4,657,940
- Financing	1,705,068	(49,907)	(27,696)	16,574	31,255	(333,242)	658,126	(565,632)	-	1,434,546
- Borrowings	3,176,569	(53,547)	(37,344)	39,733	22,403	(570,456)	2,410,885	(2,239,660)	-	2,748,583
- Revolving	366,426	(19,792)	(10,327)	3,698	7,410	-	302,606	(175,210)	-	474,811
Individuals	7,818,574	(697,750)	(395,724)	131,913	735,688	(528,786)	1,675,794	(2,476,657)	-	6,263,052
- Financing	939,390	(119,136)	(18,889)	63,780	9,837	(269,484)	497,334	(338,900)	-	763,932
- Borrowings	2,253,045	(210,380)	(79,140)	28,887	8,422	(259,302)	1,653,102	(1,316,920)	-	2,077,714
- Revolving	4,626,139	(368,234)	(297,695)	39,246	717,429	-	(474,642)	(820,837)	-	3,421,406
Total	13,066,637	(820,996)	(471,091)	191,918	796,756	(1,432,484)	5,047,411	(5,457,159)	-	10,920,992

Stage 2	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	1,890,105	(60,005)	(265,984)	123,246	38,907	(204,168)	1,255,949	(1,232,383)	-	1,545,667
- Financing	216,936	(16,574)	(37,785)	49,907	17,910	(16,975)	346,847	(60,772)	-	499,494
- Borrowings	1,610,244	(39,733)	(221,113)	53,547	15,372	(187,193)	840,047	(1,133,519)	-	937,652
- Revolving	62,925	(3,698)	(7,086)	19,792	5,625	-	69,055	(38,092)	-	108,521
Individuals	2,745,182	(131,913)	(421,879)	697,750	538,366	15,143	4,766,938	(1,414,664)	-	6,794,923
- Financing	603,412	(63,780)	(29,919)	119,136	62,383	400,501	2,185,389	(172,335)	-	3,104,787
- Borrowings	1,647,973	(28,887)	(246,523)	210,380	36,954	(385,358)	2,714,098	(1,009,214)	-	2,939,423
- Revolving	493,797	(39,246)	(145,437)	368,234	439,029	-	(132,549)	(233,115)	-	750,713
Total	4,635,287	(191,918)	(687,863)	820,996	577,273	(189,025)	6,022,887	(2,647,047)	-	8,340,590

117

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Balance on December 31, 2020

Companies	12,248,924	(61,068)	(38,907)	75,367	265,984	298,005	8,314,816	(1,566,331)	(5,220,409)	14,316,381
- Financing	2,996,708	(31,255)	(17,910)	27,696	37,785	970,922	1,224,427	123,928	(1,277,104)	4,055,197
- Borrowings	8,700,237	(22,403)	(15,372)	37,344	221,113	(672,917)	6,627,728	(1,561,378)	(3,546,037)	9,768,315
- Revolving	551,979	(7,410)	(5,625)	10,327	7,086	-	462,661	(128,881)	(397,268)	492,869
Individuals	8,201,536	(735,688)	(538,366)	395,724	421,879	(405,497)	11,224,590	5,421,072	(11,805,562)	12,179,688
- Financing	530,122	(9,837)	(62,383)	18,889	29,919	(45,990)	589,605	16,122	(440,486)	625,961
- Borrowings	3,733,550	(8,422)	(36,954)	79,140	246,523	(359,507)	7,443,890	2,829,081	(6,284,128)	7,643,173
- Revolving	3,937,864	(717,429)	(439,029)	297,695	145,437	-	3,191,095	2,575,869	(5,080,948)	3,910,554
Total	20,450,460	(796,756)	(577,273)	471,091	687,863	(107,492)	19,539,406	3,854,741	(17,025,971)	26,496,069

Consolidated - 3 stages	R$ thousand
	Expected loss on December 31, 2019	Remeasurement	Originated	Constitution/ (Reversal)	(Write off)	Expected loss on December 31, 2020

Companies	19,387,092	(809,861)	12,942,382	(5,779,216)	(5,220,409)	20,519,988
- Financing	4,918,712	620,705	2,229,400	(502,476)	(1,277,104)	5,989,237
- Borrowings	13,487,050	(1,430,566)	9,878,660	(4,934,557)	(3,546,037)	13,454,550
- Revolving	981,330	-	834,322	(342,183)	(397,268)	1,076,201
Individuals	18,765,292	(919,140)	17,667,322	1,529,751	(11,805,562)	25,237,663
- Financing	2,072,924	85,027	3,272,328	(495,113)	(440,486)	4,494,680
- Borrowings	7,634,568	(1,004,167)	11,811,090	502,947	(6,284,128)	12,660,310
- Revolving	9,057,800	-	2,583,904	1,521,917	(5,080,948)	8,082,673
Total (1)	38,152,384	(1,729,001)	30,609,704	(4,249,465)	(17,025,971)	45,757,651

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

118

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Company. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below, we show the probabilities assigned to each scenario and the impacts:

	On December 31 2021 - thousand R$
	Weighting			Constitution/ (Reversal)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**

Simulation 1	100%	-	-	(1,054,052)
Simulation 2	-	100%	-	(2,297,413)
Simulation 3	-	-	100%	1,052,602

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

Expected loss on loans and advances

	R$ thousand
	Year ended December 31
	2021	2020	2019
Amount recorded	15,348,603	24,631,238	20,441,029
Amount recovered	(5,990,369)	(5,919,397)	(7,908,896)
Expected loss on loans and advances	9,358,234	18,711,841	12,532,133

119

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Loans and advances to customers renegotiated

The total balance of “Loans and advances to customers renegotiated” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31, 2021	On December 31, 2020
Opening balance	29,757,140	19,030,657
Additional renegotiated amounts, including interest	28,506,866	34,683,660
Payments received	(24,768,774)	(19,448,835)
Write-offs	(4,876,214)	(4,508,342)
Closing balance	28,619,018	29,757,140
Expected loss on loans and advances	(10,983,519)	(10,659,899)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	17,635,499	19,097,241
		-
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	38.4%	35.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.7%	5.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.0%	3.7%

At the time a loan is modified, Management considers the new loan’s conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

120

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

24)       BONDS AND SECURITIES AT AMORTIZED COST

	R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government securities	79,521,578	3,703,783	(3,193,926)	80,031,435
Corporate debt securities	99,297,697	992,753	(921,269)	99,369,181
Balance on December 31, 2021 (1)	178,819,275	4,696,536	(4,115,195)	179,400,616

Securities:
Brazilian government securities	91,884,693	6,795,851	(8,422)	98,672,122
Corporate debt securities	87,739,201	291,387	(2,695,825)	85,334,763
Balance on December 31, 2020 (1)	179,623,894	7,087,238	(2,704,247)	184,006,885

(1) In 2021 and 2020, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

Maturity

	R$ thousand
	On December 31, 2021		On December 31, 2020
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	39,050,064	38,849,569	37,272,651	37,799,094
From 1 to 5 years	87,143,802	85,001,327	77,744,401	78,452,236
From 5 to 10 years	36,997,796	39,111,612	34,641,933	32,852,519
Over 10 years	15,627,613	16,438,108	29,964,909	34,903,036
Total	178,819,275	179,400,616	179,623,894	184,006,885

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$43,616,767 thousand at December 31, 2021 (2020 – R$38.224.516 thousand), being composed mostly of Brazilian government bonds.

Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2019	299,342	692,338	3,641,797	4,633,477
Transferred to Stage 1	-	(69,057)	-	(69,057)
Transferred to Stage 2	(34,918)	-	-	(34,918)
Transferred to Stage 3	(26,365)	(79,871)	-	(106,236)
Transfer from Stage 1	-	34,918	26,365	61,283
Transfer from Stage 2	69,057	-	79,871	148,928
Transfer from Stage 3	-	-	-	-
Assets originated or purchased/Assets settled/Reversal	(11,688)	544,691	388,989	921,992
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469
Transferred to Stage 1	-	(14,267)	(1,168)	(15,435)
Transferred to Stage 2	(2,037)	-	-	(2,037)
Transferred to Stage 3	(109)	(72)	-	(181)
Transfer from Stage 1	-	2,037	109	2,146
Transfer from Stage 2	14,267	-	72	14,339
Transfer from Stage 3	1,168	-	-	1,168
New assets originated or purchased/Assets settled or paid	185,206	(335,883)	122,871	(27,806)
Expected loss of financial assets at amortized cost on December 31, 2021	493,923	774,834	4,258,906	5,527,663

(1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income.

121

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

25)       NON-CURRENT ASSETS HELD FOR SALE

	R$ thousand
	On December 31, 2021	On December 31, 2020
Assets not for own use		-
Real estate	904,591	995,614
Vehicles and similar	289,197	205,347
Machinery and equipment	1,238	1,487
Other	1,246	40
Total	1,196,272	1,202,488

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

122

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

26)       INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a)	Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	3,683,242	(171,694)	86,348,802	13,891,012	74,177,771	12,868,440	11,685,440	(317,039)
Fleury S.A. (3)	29.98%	29.98%	1,760,606	93,541	1,731,373	4,232,675	1,174,881	2,899,527	3,752,864	233,979
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,564	8,728	3,191,545	1,155,424	2,429,956	1,917,013	536,972	45,270
Tecnologia Bancária S.A. (3)	24.55%	24.55%	219,491	53,446	914,853	1,977,956	866,662	1,132,175	2,482,624	165,056
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	313,658	(633)	2,504,889	1,621,205	3,029,473	311,473	1,374,391	(1,582)
Gestora de Inteligência de Crédito S.A. (3)	21.02%	21.02%	23,653	(15,254)	93,479	1,079,405	161,048	942,313	168,977	(73,876)
Other (3)			25,205	26,956
Total investments in associates			6,136,419	(4,910)	94,784,941	23,957,677	81,839,791	20,070,941	20,001,268	51,808

Elo Participações Ltda.	50.01%	50.01%	1,421,146	426,414	734,729	2,729,981	313,385	211,267	30,522	854,205
Total investments in joint ventures			1,421,146	426,414	734,729	2,729,981	313,385	211,267	30,522	854,205
Total on December 31, 2021			7,557,565	421,504	95,519,670	26,687,658	82,153,176	20,282,208	20,031,790	906,013

(1) Income from financial intermediation or fee and commissions;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. On December 31, 2021, the Company received R$117,803 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements referring to December 31, 2021 Cielo S.A. presented R$356,627 thousand of other comprehensive income; and

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements.

123

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	3,885,336	(157,556)	75,507,836	16,299,562	66,942,947	10,806,367	11,186,013	(347,338)
IRB - Brasil Resseguros S.A. (3)	0.00%	0.00%	-	53,454	-	-	-	-	-	-
Fleury S.A. (4) (5)	22.47%	22.47%	1,206,372	42,158	1,990,891	3,632,868	1,201,313	2,622,634	2,930,975	220,692
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	106,085	4,384	5,492,157	1,410,680	4,265,660	2,107,953	1,070,232	20,221
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	130,641	(2,196)	207,631	136,107	25,451	6,112	154,225	(5,248)
Tecnologia Bancária S.A. (4)	24.32%	24.32%	166,044	35,285	685,459	1,796,631	716,566	1,089,234	2,680,429	130,596
Swiss Re Corporate Solutions Brasil (4)	40.00%	40.00%	332,244	(2,651)	2,499,009	1,446,089	2,809,293	305,194	991,491	(6,627)
Gestora de Inteligência de Crédito S.A. (4)	20.00%	20.00%	28,680	(19,064)	199,844	1,063,455	138,933	980,967	40,598	(95,260)
Other (4)			96,001	52,811
Total investments in associates			5,951,403	6,625	86,582,827	25,785,392	76,100,163	17,918,461	19,053,963	(82,964)

Elo Participações S.A. (6)	50.01%	50.01%	1,435,437	434,313	892,035	2,704,326	262,501	151,629	18,223	864,391
Crediare S.A. – Crédito, Financiamento e Investimento (7)	0.00%	0.00%	-	3,920	-	-	-	-	-	-
MPO - Processadora de Pagamentos Móveis S.A. (8)	0.00%	0.00%	-	-	-	-	-	-	-	-
Total investments in joint ventures			1,435,437	438,233	892,035	2,704,326	262,501	151,629	18,223	864,391
Total on December 31, 2020			7,386,840	444,858	87,474,862	28,489,718	76,362,664	18,070,090	19,072,186	781,427

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2020, the Company received R$20,797 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

(3) Equity method discontinued after the loss of significant influence resulting from the resignation of the chair on the institution’s board of directors, occurred in April 2020, investment subsequently classified as securities at fair value through other comprehensive income;

(4) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2020, the Company received R$228,125 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. disclosed R$22 thousand of other comprehensive income;

(7) Company sold in July 2020; and

(8) Company merged in November 2020.

124

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A. (2)	30.06%	30.06%	4,012,423	475,194	80,584,265	13,924,371	74,467,296	8,648,722	5,300,681	1,583,827
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	668,833	225,137	10,900,366	6,029,558	11,222,870	1,334,052	7,842,177	1,472,003
Fleury S.A. (3) (5)	16.28%	16.28%	703,401	37,312	990,578	3,707,962	685,626	2,210,530	3,047,851	327,279
Aquarius Participações S.A.	49.00%	49.00%	44,535	12,155	914	90,013	39	-	-	24,805
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	104,420	3,824	2,769,583	1,501,644	3,018,405	732,665	3,933,691	16,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	135,005	9,328	245,624	106,351	25,873	3,491	188,407	22,550
NCR Brasil Indústria de Equipamentos para Automação S.A. (6)	0.00%	0.00%	-	-	-	-	-	-	-	-
Tecnologia Bancária S.A. (3)	24.32%	24.32%	130,759	15,327	561,182	1,646,932	448,857	1,256,342	2,478,999	44,698
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,825	9,056	2,206,395	1,487,009	2,522,673	317,259	1,167,924	22,641
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	47,744	(11,354)	202,904	323,845	38,512	249,519	17	(73,143)
Other (3)			54,021	98,959	-	-	-	-	-	-
Total investments in associates			6,246,966	874,938	98,461,811	28,817,685	92,430,151	14,752,580	23,959,747	3,441,302

Elo Participações S.A. (7)	50.01%	50.01%	1,338,973	314,644	1,385,306	1,835,595	199,891	29,192	38,605	627,367
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	49,673	11,482	448,568	4,738	353,962	-	135,746	23,498
MPO - Processadora de Pagamentos Móveis S.A. (8)	100.00%	100.00%	-	18	2,676	1,423	4,187	-	150	44
Total investments in joint ventures			1,388,646	326,144	1,836,550	1,841,756	558,040	29,192	174,501	650,909
Total on December 31, 2019 (9)			7,635,612	1,201,082	100,298,361	30,659,441	92,988,191	14,781,772	24,134,248	4,092,211

(1) Income from financial intermediation or fee and commission;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2019, the Company received R$448,291 thousand of dividends and interest on shareholders’ equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4) Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) In 2019, occurred alienation of NCR Brasil Indústria de Equipamentos para Automação S.A.;

(7) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2019, the Company received R$72,215 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$22 thousand of other comprehensive income;

(8) On December 2019, we began to consolidate the company MPO – Processadora de Pagamentos Móveis S.A., after the shareholding acquisition; and

(9) In 2019, impairment losses were recorded in “associates and jointly controlled entities” in the amount of R$727,235 thousand.

125

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b)	Changes in associates

	R$ thousand
	2021	2020
Opening balance on January 1	7,386,840	7,635,612
Acquisitions	290,211	491,438
Write-offs (1)	(177,602)	(102,282)
Equity in net income of associates	421,504	444,858
Dividends/Interest on equity	(588,156)	(405,791)
Other	224,769	(676,995)
Balance on December 31	7,557,566	7,386,840

(1) In January 2021, there was the divestiture of Cia Brasileira de Gestão e Serviços S.A.

27)       PROPERTY AND EQUIPMENT

a)	Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	9,341,822	(3,406,337)	5,935,485
Land	-	973,725	-	973,725
Installations, properties and equipment for use	10%	6,259,877	(3,096,944)	3,162,933
Security and communication systems	10%	375,116	(273,022)	102,094
Data processing systems	20%	10,562,634	(7,331,101)	3,231,533
Transportation systems	20%	221,162	(113,827)	107,335
Balance on December 31, 2021 (1)		27,734,336	(14,221,231)	13,513,105

Buildings	4%	8,767,456	(2,597,842)	6,169,614
Land	-	1,021,594	-	1,021,594
Installations, properties and equipment for use	10%	6,706,990	(3,459,963)	3,247,027
Security and communication systems	10%	388,588	(236,324)	152,264
Data processing systems	20%	10,137,875	(6,780,155)	3,357,720
Transportation systems	20%	213,691	(90,781)	122,910
Balance on December 31, 2020 (1)		27,236,194	(13,165,065)	14,071,129

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

We enter into lease agreements as a lessee, basically, for data processing and property and equipment, which are recorded as buildings and equipment leased in property, plant and equipment. See Note 37 for disclosure of the obligation.

126

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
b)	Change in property and equipment by class

	R$ thousand
	Buildings (1)	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Adjusted balance on December 31 2019	6,482,841	967,928	3,724,589	153,852	3,189,336	140,676	14,659,222
Additions	1,411,771	46,213	1,262,493	24,315	1,250,334	5,970	4,001,096
Write-offs	(709,254)	(23,530)	(893,576)	(1,440)	(11,588)	-	(1,639,388)
Impairment	(11)	30,983	-	(2,505)	(17,903)	(258)	10,306
Accumulated depreciation	(1,015,733)	-	(846,479)	(21,958)	(1,052,459)	(23,478)	(2,960,107)
Balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129

Balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129
Additions	702,066	-	887,552	23,154	1,345,082	9,559	2,967,413
Write-offs	(65,816)	(47,869)	(194,433)	(30,094)	(453,075)	(1,397)	(792,684)
Impairment	-	-	(132)	(4,488)	(15,413)	-	(20,033)
Accumulated depreciation	(870,379)	-	(777,081)	(38,742)	(1,002,781)	(23,737)	(2,712,720)
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105

(1) It includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

127

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

28)       INTANGIBLE ASSETS AND GOODWILL

a)       Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of rights to provide financial services (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2019	5,327,901	4,487,898	3,127,388	1,752,759	28,701	14,724,647
Additions/(reductions)	1,765,643	791,047	1,373,474	-	314,917	4,245,081
Impairment (2)	-	(320,726)	(258,998)	(759,616)	-	(1,339,340)
Accumulated amortization	-	(1,326,371)	(720,992)	(625,253)	(288,308)	(2,960,924)
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464

Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464
Additions/(reductions)	(1,035,448)	1,451,657	2,150,051	1.255.543	320.426	4.142.229
Impairment (2)	(9,362)	(713,113)	(115,885)	(2.146)	-	(840.506)
Accumulated amortization	-	(1,320,446)	(827,236)	(572.646)	(339.852)	(3.060.180)
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

128

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
b)	Composition of goodwill by segment

	R$ thousand
	On December 31, 2021	On December 31, 2020
Banking	5,583,201	6,601,162
Insurance	465,533	492,382
Total	6,048,734	7,093,544

The Cash Generation Units (GCUs) allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2021, 2020 and 2019.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow projections based on financial budgets approved by Management, with a terminal growth rate of 5.8% p.a. (2020 – 6.1% p.a.). The forecast cash flows have been discounted at a rate of 12.6% p.a. (2020 – 12.6% p.a.).

The key assumptions described above may change as economic and market conditions change. The Company estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

29)       OTHER ASSETS

	R$ thousand
	On December 31, 2021	On December 31, 2020
Financial assets (4) (5)	64,411,451	52,416,117
Foreign exchange transactions (1)	37,099,430	25,754,975
Debtors for guarantee deposits (2)	19,819,051	18,489,500
Securities trading	4,795,860	6,111,610
Trade and credit receivables	1,403,653	759,677
Receivables	1,293,457	1,300,355
Other assets	7,994,655	8,475,829
Deferred acquisition cost (insurance) - Note 34e	1,115,127	1,020,567
Other debtors	3,104,184	3,475,850
Prepaid expenses	1,045,313	1,019,578
Interbank and interdepartmental accounts	348,092	444,023
Other (3)	2,381,939	2,515,811
Total	72,406,106	60,891,946

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) It includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed;

(4) Financial assets are recorded at amortized cost; and

(5) In 2021, there were no losses for impairment of other financial assets.

129

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

30)       DEPOSITS FROM BANKS

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31, 2021	On December 31, 2020
Demand deposits	1,508,083	1,593,170
Interbank deposits	4,655,644	797,216
Securities sold under agreements to repurchase	222,574,700	217,108,353
Borrowings	26,546,104	23,966,470
Onlending	23,724,749	23,814,958
Total	279,009,280	267,280,167

31)       DEPOSITS FROM CUSTOMERS

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31, 2021	On December 31, 2020
Demand deposits	56,613,691	50,247,334
Savings deposits	139,341,042	136,698,248
Time deposits	373,771,517	358,347,161
Total	569,726,250	545,292,743

32)       FUNDS FROM SECURITIES ISSUED

a)	Composition by type of security issued and location

	R$ thousand
	On December 31, 2021	On December 31, 2020
Instruments Issued – Brazil:
Real estate credit notes	41,461,933	27,601,333
Agribusiness notes	17,300,060	14,694,484
Financial bills	79,752,267	81,588,961
Letters property guaranteed	13,936,949	7,930,718
Subtotal	152,451,209	131,815,496
Securities – Overseas:
Euronotes	1,849,851	2,113,000
Securities issued through securitization – (item (b))	9,135,795	9,112,256
Subtotal	10,985,646	11,225,256
Structured Operations Certificates	2,791,687	1,863,073
Total	166,228,542	144,903,825

b)	Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow

130

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c)	Movements in securities issued

	R$ thousand
	2021	2020
Opening Balances on January 1	144,903,825	170,727,564
Issuance	105,221,591	61,833,816
Interest	7,543,275	5,576,416
Settlement and interest payments	(92,274,643)	(93,179,856)
Exchange variation and others	834,494	(54,115)
Closing balance on December 31	166,228,542	144,903,825

131

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

33)       SUBORDINATED DEBT

a)	Composition of subordinated debt

Maturity	R$ thousand
	Original term in years	Nominal amount	On December 31, 2021	On December 31, 2020
In Brazil:
Financial bills:
2022	7	3,306,811	5,413,488	6,662,957
2023	7	1,347,452	2,125,935	2,011,986
2024	7	67,450	105,003	93,765
2025	7	5,425,906	6,427,648	6,126,601
2027	8	401,060	430,028	403,352
2021	8	-	-	2,565
2023	8	1,523,546	2,685,658	2,798,899
2024	8	136,695	214,204	196,932
2025	8	6,193,653	6,477,614	6,340,117
2026	8	694,800	821,253	783,605
2028	8	55,437	59,315	55,702
2021	9	-	-	15,460
2024	9	4,924	10,653	9,347
2025	9	370,344	546,022	507,771
2027	9	89,700	113,969	104,782
2021	10	-	-	56,608
2022	10	54,143	147,062	128,910
2023	10	688,064	1,504,108	1,318,725
2025	10	284,137	709,953	596,797
2026	10	196,196	380,719	329,699
2027	10	256,243	377,838	338,894
2028	10	248,300	355,845	308,959
2030	10	134,500	155,130	139,596
2031	10	7,270,000	7,491,477	-
2026	11	3,400	6,226	5,477
2027	11	47,046	70,532	65,771
2028	11	74,764	115,528	100,369
Perpetual		11,150,455	11,458,580	9,389,642
Subtotal in Brazil (1)			48,203,788	38,893,288
Overseas:
2021	11	-	-	8,539,366
2022	11	6,138,550	6,247,289	5,813,578
Subtotal overseas			6,247,289	14,352,944
Total (2)			54,451,077	53,246,232

(1) It includes the amount of R$31.129.540 thousand (on December 2020 – R$26.741.610 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose; and

(2) In the year ended December 31, 2021, there was the maturity of the subordinated debt issued Abroad – Bradesco Grand Cayman – the total amount of the transaction was R$8,314,720 thousand.

b)	Movements in subordinated debt

	R$ thousand
	2021	2020
Opening Balances on January 1	53,246,232	49,313,508
Issuance	9,130,200	688,186
Interest	3,154,164	2,403,327
Settlement and interest payments	(11,165,628)	(2,374,538)
Exchange variation	86,109	3,215,749
Closing balance on December 31	54,451,077	53,246,232

132

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

34) TECHNICAL INSURANCE PROVISION AND PENSION PLANS

a)	Technical provisions by account

	R$ thousand
	Non-Life and Health (1)		Life and Pension (2)(3)		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Current and long-term liabilities					-	-
Mathematical reserve for unvested benefits (PMBAC)	1,179,406	1,225,279	241,065,876	237,436,250	242,245,282	238,661,529
Mathematical reserve for vested benefits (PMBC)	695,210	612,835	11,884,439	10,403,722	12,579,649	11,016,557
Reserve for claims incurred but not reported (IBNR)	4,961,729	4,040,072	1,014,034	945,744	5,975,763	4,985,816
Unearned premium reserve	4,922,394	4,381,913	2,483,216	1,719,098	7,405,610	6,101,011
Reserve for unsettled claims (PSL)	4,997,427	4,893,477	1,991,574	1,677,216	6,989,001	6,570,693
Reserve for financial surplus (PET)	-	-	861,170	783,786	861,170	783,786
Other technical provisions	3,378,434	3,404,474	6,951,725	7,941,518	10,330,159	11,345,992
Total reserves	20,134,600	18,558,050	266,252,034	260,907,334	286,386,634	279,465,384

(1) “Other technical provisions” – Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$3,280,927 thousand (R$ 3,044,169 thousand on December 31, 2020) and provision of related expenses of R$ 84,224 thousand (R$ 78,673 thousand on December 31, 2020);

(2) The “Other technical provisions” line of Life and Pension Plan substantially includes “Provision for redemptions and other amounts to be settled” in the amount of R$3,047,124 thousand, “Provision of related expenses” of R$653,541 (R$ 633,768 thousand on December 31, 2020), “Complementary Provision for Coverage (PCC)” in the amount of R$1,926,919 thousand (R$ 3,161,509 thousand on December 31, 2020) and” Other technical provisions” of R$1,305,127 thousand (R$ 1,305,127 thousand on December 31, 2020); and

(3) It includes the Provision for unearned Provision for unearned premiums for risks not yet issued (PPNG-RVNE) in the amount of R$167,096 thousand, of which R$147,993 thousand for Insurance and R$19,103 thousand for Life and Pension Plans.

b)	Technical provisions by product

	R$ thousand
	Non-Life and Health		Life and Pension Plans (1)		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Health (Health and Dental)	15,039,385	13,906,115	-	-	15,039,385	13,906,115
Non-Life	5,095,215	4,651,935	-	-	5,095,215	4,651,935
Life	-	-	20,899,215	16,186,345	20,899,215	16,186,345
Pension Plans	-	-	245,352,819	244,720,989	245,352,819	244,720,989
Total technical provisions	20,134,600	18,558,050	266,252,034	260,907,334	286,386,634	279,465,384
(1)	Is comprised of the Companies personal and pension insurance operations.

c)       Changes in the insurance and pension technical provisions

(i)	Insurance – Non-Life, Life and Health Insurance

	R$ thousand
	2021	2020
Opening Balance on January 1	34,744,396	29,983,376
(-) DPVAT insurance	(2,423)	(559,843)
Subtotal on January 1	34,741,973	29,423,533
Additions, net of reversals	40,447,837	37,778,695
Payment of claims, benefits and redemptions	(36,227,017)	(33,359,738)
Adjustment for inflation and interest	2,072,055	870,195
Constitution of judicial provision	(3,367)	29,288
Subtotal at end of the period	41,031,481	34,741,973
(+) DPVAT insurance	2,334	2,423
Closing balance on December 31	41,033,815	34,744,396

133

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
(ii)	Insurance – Pension Plans

	R$ thousand
	2021	2020
Opening balance on January 1	244,720,988	238,319,314
Receipt of premiums net of fees	29,021,129	25,979,731
Payment of benefits	(1,331,764)	(1,124,913)
Payment of redemptions	(29,903,661)	(26,326,995)
Adjustment for inflation and interest	10,499,820	11,942,820
Others	(7,653,693)	(4,068,969)
Closing balance on December 31	245,352,819	244,720,988

134

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
d)	Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension Plans		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Total technical provisions	20,134,600	18,558,050	266,252,034	260,907,334	286,386,634	279,465,384
(-) Portion corresponding to contracted reinsurance	(10,186)	(21,617)	(16,037)	(13,114)	(26,223)	(34,731)
(-) Premiums receivables	(1,774,506)	(1,502,349)	-	-	(1,774,506)	(1,502,349)
(-) Unearned premium provision – Health and dental insurance (1)	(1,849,070)	(1,656,290)	-	-	(1,849,070)	(1,656,290)
Technical provisions to be covered	16,500,838	15,377,794	266,235,997	260,894,220	282,736,835	276,272,014

Investment fund quotas (VGBL and PGBL) (2)	-	-	209,419,706	211,617,915	209,419,706	211,617,915
Investment fund quotas (excluding VGBL and PGBL)	4,354,207	4,367,527	25,661,527	29,465,654	30,015,734	33,833,181
Government securities	14,003,541	13,470,796	34,567,252	29,871,219	48,570,793	43,342,015
Private securities	-	34,580	270,249	79,114	270,249	113,694
Total assets guarantee portfolio (3)	18,357,748	17,872,903	269,918,734	271,033,902	288,276,482	288,906,805

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds “VGBL” and “PGBL” were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

135

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
e)	Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	2021	2020
Opening Balance on January 1	1,020,567	983,999
Additions	1,776,681	1,335,881
Amortizations	(1,682,121)	(1,299,313)
Closing balance on December 31	1,115,127	1,020,567

f)	Changes in reinsurance assets

	R$ thousand
	2021	2020
Opening Balance on January 1	87,036	168,225
Additions	23,645	7,795
Amortization and reversal of provisions	-	-
Recovered insurance losses	(39,739)	(55,953)
Reversal/Monetary update	(511)	(37,980)
Other	5,565	4,949
Closing balance on December 31	75,996	87,036

g)	Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

136

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Non-Life – Gross Claims (1)

	R$ thousand
	Year claims were notified
	Up to 2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	01/12/2021	Total
Amount estimated for the claims:
· In the year after notification	2,859,480	3,348,274	3,224,788	3,914,716	4,398,468	4,109,825	3,749,457	3,448,593	3,300,264	3,082,054	3,948,386
· One year after notification	2,824,610	3,240,688	3,041,662	3,652,423	4,252,020	3,912,436	3,740,543	3,422,386	3,341,699	3,154,485	-
· Two years after notification	2,809,879	3,233,150	3,009,371	3,666,041	4,230,440	3,923,389	3,754,077	3,418,592	3,371,706	-	-
· Three years after notification	2,812,812	3,256,062	3,044,232	3,654,223	4,259,240	3,932,335	3,733,681	3,446,175	-	-	-
· Four years after notification	2,811,587	3,292,376	3,034,096	3,669,148	4,275,645	3,923,772	3,740,923	-	-	-	-
· Five years after notification	2,840,368	3,113,580	3,049,171	3,679,488	4,275,871	3,939,208	-	-	-	-	-
· Six years after notification	2,837,693	3,128,386	3,058,018	3,690,793	4,284,387	-	-	-	-	-	-
· Seven years after notification	2,850,912	3,133,871	3,064,089	3,701,722	-	-	-	-	-	-	-
· Eight years after notification	2,852,787	3,137,466	3,067,073	-	-	-	-	-	-	-	-
· Nine years after notification	2,848,411	3,145,858	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,871,659	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2021)	2,871,659	3,145,858	3,067,073	3,701,722	4,284,387	3,939,208	3,740,923	3,446,175	3,371,706	3,154,485	3,948,386	38,671,582
Payments of claims	(2,844,810)	(3,129,018)	(3,053,346)	(3,671,826)	(4,247,248)	(3,898,133)	(3,706,145)	(3,393,969)	(3,287,981)	(3,046,376)	(3,040,473)	(37,319,325)
Outstanding Claims	26,849	16,840	13,727	29,896	37,139	41,075	34,778	52,206	83,725	108,109	907,913	1,352,257

137

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Non-Life – Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Up to 2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	dec/21	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	2,653,641	3,022,457	3,021,084	3,738,619	4,044,061	3,960,519	3,710,845	3,410,760	3,281,789	2,345,716	3,938,968
· One year after notification	2,617,957	2,908,173	2,849,909	3,516,057	3,929,714	3,796,535	3,702,199	3,386,329	2,831,845	2,417,343	-
· Two years after notification	2,609,034	2,915,173	2,832,016	3,534,208	3,898,947	3,803,980	3,715,400	3,389,058	2,861,552	-	-
· Three years after notification	2,629,288	2,927,529	2,874,862	3,525,610	3,920,278	3,813,890	3,695,185	3,416,127	-	-	-
· Four years after notification	2,639,629	2,957,403	2,868,888	3,539,001	3,932,723	3,808,429	3,702,598	-	-	-	-
· Five years after notification	2,670,472	2,963,901	2,884,539	3,550,642	3,925,687	3,823,085	-	-	-	-	-
· Six years after notification	2,673,132	2,978,029	2,893,423	3,554,010	3,934,139	-	-	-	-	-	-
· Seven years after notification	2,686,379	2,983,500	2,894,891	3,564,844	-	-	-	-	-	-	-
· Eight years after notification	2,688,317	2,981,996	2,897,755	-	-	-	-	-	-	-	-
· Nine years after notification	2,683,677	2,990,314	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,706,914	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2021)	2,706,914	2,990,314	2,897,755	3,564,844	3,934,139	3,823,085	3,702,598	3,416,127	2,861,552	2,417,343	3,938,968	36,253,639
Payments of claims	(2,680,081)	(2,973,850)	(2,884,072)	(3,535,016)	(3,897,490)	(3,782,804)	(3,667,928)	(3,364,614)	(2,778,153)	(2,309,646)	(3,033,693)	(34,907,347)
Net outstanding unsettled claims	26,833	16,464	13,683	29,828	36,649	40,281	34,670	51,513	83,399	107,697	905,275	1,346,292

138

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded (1)

	R$ thousand
	Year claims were notified
	Up to 2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	dez/21	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	3,844,686	4,257,561	4,326,906	5,069,079	5,459,585	5,453,855	5,248,319	4,848,787	4,768,287	4,136,182	6,576,186
· One year after notification	3,806,221	4,134,444	4,148,519	4,889,217	5,355,503	5,287,974	5,190,160	4,802,426	4,317,355	4,191,160	-
· Two years after notification	3,797,808	4,151,462	4,158,528	4,902,783	5,302,462	5,272,711	5,218,931	4,844,993	4,381,626	-	-
· Three years after notification	3,826,913	4,163,604	4,184,738	4,802,886	5,243,714	5,263,080	5,214,282	4,867,761	-	-	-
· Four years after notification	3,834,708	4,191,766	4,165,035	4,781,938	5,242,728	5,270,597	5,238,992	-	-	-	-
· Five years after notification	3,871,555	4,197,799	4,189,183	4,775,574	5,226,434	5,300,707	-	-	-	-	-
· Six years after notification	3,873,835	4,218,005	4,193,407	4,774,017	5,242,573	-	-	-	-	-	-
· Seven years after notification	3,896,069	4,224,281	4,210,256	4,796,556	-	-	-	-	-	-	-
· Eight years after notification	3,886,942	4,230,263	4,222,636	-	-	-	-	-	-	-	-
· Nine years after notification	3,889,088	4,253,396	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,056,336	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2021)	4,056,336	4,253,396	4,222,636	4,796,556	5,242,573	5,300,707	5,238,992	4,867,761	4,381,626	4,191,160	6,576,186	53,127,929
Payments of claims	(3,865,451)	(4,193,191)	(4,149,687)	(4,696,617)	(5,114,821)	(5,147,056)	(5,046,374)	(4,644,728)	(4,076,712)	(3,805,191)	(5,053,061)	(49,792,889)
Net outstanding unsettled claims	190,885	60,205	72,949	99,939	127,752	153,651	192,618	223,033	304,914	385,969	1,523,125	3,335,040

(1) “Retrocession” R$16,346 thousand,”Reinsurance” R$ 5,965 thousand, “Health” R$3,582,615 thousand, estimate of salvages and redresses in the amount of R$182,205 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(231,240) thousand were not considered in the claims development.

139

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

35)       SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three Pension Plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds. Regarding the supplementary pension of employees coming from Lloyds.

Bradesco and its subsidiaries, as sponsors of these plans, considering economic and actuarial studies, calculated their actuarial commitments using the real interest rate and acknowledged in their financial statements the obligation due. The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans:

140

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Risk factors	On December 31
	2021	2020
Nominal discount rate	3.25% - 8.65% p.a.	3.25% - 7.26% p.a.
Nominal rate of future salary increases	3.25% p.a.	3.25% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.25% p.a.
Initial rate of growth of medical costs	7.38% - 7.90% p.a.	7.38% - 8.41% p.a.
Inflation rate	3.25% p.a.	3.25% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Retirement Benefits		Other post-employment benefits
	Year ended December 31		Year ended December 31
	2021	2020	2021	2020
(i) Projected benefit obligations:
At the beginning of the year	3,182,128	3,065,146	966,430	917,870
Cost of current service	305	546	-	-
Interest cost	215,259	212,033	65,985	66,772
Participant’s contribution	450	556	-	-
Actuarial gain/(loss) (1)	(155,242)	123,504	(146,763)	13,671
Past service cost - plan changes	-	-	-	-
Early elimination of obligations	-	-	(12,023)	-
Benefit paid	(244,231)	(219,657)	(32,511)	(31,883)
At the end of the year	2,998,669	3,182,128	841,118	966,430

(ii) Plan assets at fair value:
At the beginning of the year	2,759,745	2,716,865	-	-
Expected earnings	186,324	187,531	-	-
Actuarial gain/(loss) (1)	(175,560)	59,071	-	-
Contributions received:
Employer	28,025	15,150	-	-
Employees	450	556	-	-
Benefit paid	(244,157)	(219,428)	-	-
At the end of the year	2,554,827	2,759,745	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	310	36,155	-	-
Interest on irrecoverable surplus	29	2,736	-	-
Change in irrecoverable surplus (1)	7,113	(38,581)	-	-
At the end of the year	7,452	310	-	-

(iv) Financed position:
Deficit plans (2)	451,294	422,693	841,118	966,430
Net balance	451,294	422,693	841,118	966,430

(1) In the year ended December 31, 2021, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R$(65.671) thousand, R$ 21,593 thousand in 2020, net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

141

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2021	2020	2019
Projected benefit obligations:
Cost of service	1,325	546	(2,689)
Cost of interest on actuarial obligations	281,184	278,805	282,997
Expected earnings from the assets of the plan	(186,324)	(187,531)	(208,122)
Interest on irrecoverable surplus	29	2,736	4,981
Net cost/(benefit) of the Pension Plans	96,214	94,556	77,167

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31 2021 - thousand R$
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	11.06	12.19
2022	258,010	44,629
2023	262,825	46,503
2024	267,545	49,876
2025	271,811	53,346
2026	275,566	57,194
After 2027	1,413,941	343,687

In 2022, contributions to defined-benefit plans are expected to total R$44,695 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of the asset managers; and

- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan’s assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2021	2020	2021	2020	2021	2020	2021	2020
Asset categories
Equities	10.4%	-	8.9%	3.8%	-	-	13.3%	-
Fixed income	82.7%	91.3%	84.1%	91.9%	84.4%	100.0%	86.7%	100.0%
Real estate	5.0%	5.6%	1.6%	2.6%	-	-	-	-
Other	1.9%	3.1%	5.4%	1.7%	15.6%	-	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.38% – 8.65% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	6.87% - 8.26%	Increase of 1 b.p.	reduction	(393,887)
Discount rate	4.87% - 6.26%	Decrease of 1 b.p.	increase	470,116
Medical Inflation	8.38% - 9.41%	Increase of 1 b.p.	increase	113,797

142

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Medical Inflation	6.38% - 7.41%	Decrease of 1 b.p.	reduction	(95,008)

Total expenses related to contributions in the year ended December 31, 2021 were R$994,218 thousand (2020 – R$959,220 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including Health insurance, Dental Care, Life and Personal Accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in the year ended December 31, 2021, R$4,690,045 thousand (2020 – R$4,746,728 thousand).

36)       PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)	Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b)	Provisions classified as probable losses and legal obligations – tax and social security

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I	- Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

II	- Civil claims

143

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages (limit of R$ 44 thousand on December 31, 2021)

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of interest in executions arising from Public Civil Actions and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of five (5) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that provisions were recognized to cover the claims eligible under this agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III	- Provision for tax risks

The Company is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions for legal obligations have been recorded in full, although there is a good chance of favorable outcome, based on management assessment considering the analysis of an external legal counse. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Company, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$2,734,993 thousand (on December 31, 2020 – R$2,702,641 thousand): an authorization request to calculate and pay contributions to PIS and COFINS only on the sale of goods/rendering of services (billing), excluding from the calculation base financial income;

144

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

-	Pension Contributions – R$1,781,022 thousand (on December 31, 2020 - R$1,785,787 thousand): official notifications related to the pension contributions made to private Pension Plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-	IRPJ/CSLL on losses of credits – R$887,913 thousand (on December 31, 2020 - R$1,262.225 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	IRPJ/CSLL on MTM - R$647,878 thousand (in December 31, 2020 - R$635,802 thousand): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

-	INSS – Contribution to SAT – R$450,289 thousand (on December 31, 2020 - R$440,524 thousand): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Occupational Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

-	PIS and COFINS – R$415.785 thousand (on December 31, 2019 - R$370.997 thousand): seeks to ensure companies the right to collect contributions to PIS and COFINS by the cumulative regime (3.65% rate on sales of goods / installment services); and

-	INSS Autonomous Brokers – R$343,896 thousand (on December 31, 2019 - R$490,651 thousand): the Bradesco Company is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV	- Changes in other provision

	R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2019	7,346,067	8,685,793	8,390,085
Adjustment for inflation	960,812	696,997	147,683
Provisions, net of (reversals and write-offs)	663,547	1,609,720	(256,489)
Payments	(2,079,928)	(1,900,089)	(10,167)
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112

Balance on December 31, 2020	6,890,498	9,092,421	8,271,112
Adjustment for inflation	799,803	484,516	176,903
Provisions, net of (reversals and write-offs)	1,044,511	1,734,207	(351,476)
Payments	(2,005,705)	(2,132,673)	(24,502)
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037

145

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

c)	Contingent liabilities classified as possible losses

The Company maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, classifies the lawsuits according to the expectation of loss, based on management’s assessment considering the analysis of an external legal counsel. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2021, R$7,979,276 thousand (on December 31, 2020 - R$7,222,015 thousand) for civil claims and R$37,556,235 thousand (on December 31, 2020 - R$35,761,167 thousand) for tax proceedings.

The main tax proceedings with this classification are:

-	IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,708,225 thousand (on December 31, 2020 - R$9,431,944 thousand): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Company;

-	IRPJ and CSLL – 2004 to 2017 – R$7,455,648 thousand (on December 31, 2020 - R$7,251,952 thousand): relating to goodwill amortization being disallowed on the acquisition of investments;

-	COFINS – 2001 to 2005 – R$5,450,794 thousand (on December 31, 2020 - R$5,354,315 thousand): fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-	Leasing companies’ Tax on Services of any Nature (ISSQN) – R$2,485,745 thousand (on December 31, 2019 - R$2,537,997 thousand): which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-	Social Security Contribution Taxes –2014 to 2021 – R$2,875,747 thousand (on December 31, 2020 – R$2,079,650 thousand): related to food and meal allowance made available to employees, according to the Worker’s Food Program – PAT, through card and not “in natura”;

-	PIS and COFINS notifications and disallowances of compensations – R$1,501,667 thousand (on December 31, 2020 - R$1,444,586 thousand): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-	IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,168,741 thousand (on December 31, 2020 - R$848,605 thousand): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-	IRPJ and CSLL deficiency note – 2008 to 2016 – R$875,658 thousand (on December 31, 2020 - R$834,272 thousand): relating to disallowance of expenses with credit losses;

-	IRPJ and CSLL deficiency note – 2008 to 2013 – R$686,308 thousand (on December 31, 2020 - R$649,441 thousand): relating to profit of subsidiaries based overseas; and

-	PLR – Profit Sharing Program – 2009 to 2011 – R$507,915 thousand (on December 31, 2020 – R$463,501 thousand): notifications for requirement of social security contribution on

146

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

amounts paid to employees as profit sharing program, allegedly not complying with the rules contained in Law No. 10,101/00 originating from acquired businesses.

d)	As a result of the so-called "Operation Zelotes", related to the possible improper performance of members of CARF - Administrative Council of Tax Appeals, there is a criminal proceeding initiated in 2016 against two former members of Bradesco's Board of Executive Officers, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District. The process has already had its instruction phase closed, and the judgment of the first instance is awaited. Bradesco is not a party to this process.

The Company's Management conducted a internal evaluation of the records and documents related to the matter and found no evidence of any irregular conduct practiced by their former representatives.

As a result of Operation Zelotes, the Internal Affairs Department of the Ministry of Finance promoted an administrative investigative procedure to verify the need to initiate an Administrative Accountability Proceeding (“PAR”). On February 3, 2020, the decision to file the aforementioned procedure was published in Section 2 of the Federal Official Gazette. The decision rendered by the Corregidor of the Ministry of Economy fully accepted the Final Report of the Processing Commission, the Opinion of the Attorney General's Office of the National Treasury and the Joint Dispatch of the General Management and Administration Coordination and the Head of the Advisory and Judgment Division, which expressly consecrated the acknowledgment of the inexistence of proof that Bradesco has promised, offered, given, directly or indirectly, an undue advantage to public agents involved in said operation, under the terms provided for in art. 5, item I, of Law No. 12,846 of 2013.

37)       OTHER LIABILITIES

	R$ thousand
	On December 31, 2021	On December 31, 2020
Financial liabilities	86,407,304	75,528,047
Credit card transactions (1)	27,368,218	23,522,792
Foreign exchange transactions (2)	36,784,241	26,365,058
Loan assignment obligations	5,199,819	6,098,991
Capitalization bonds	8,400,640	8,570,919
Securities trading	3,992,900	5,877,144
Lease liabilities (Note 37a)	4,661,486	5,093,143

Other liabilities	35,683,882	39,515,233
Third party funds in transit (3)	7,831,919	7,873,642
Provision for payments	9,065,571	7,876,749
Sundry creditors	4,389,071	4,435,990
Social and statutory	504,418	3,747,682
Other taxes payable	2,535,903	2,257,376
Liabilities for acquisition of assets and rights	1,375,489	1,582,134
Other	9,981,511	11,741,660
Total	122,091,186	115,043,280

(1) It refers to amounts payable to merchants;

(2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)	Lease liabilities

R$ thousand
Opening balance on January 1, 2020	5,724,960
Remeasurement and new contracts	622,085
Payments	(1,797,408)

147

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

R$ thousand
Appropriation of financial charges	476,215
Exchange variation	67,291
Closing balance on December 31, 2020	5,093,143

Opening balance on January 1, 2021	5,093,143
Remeasurement and new contracts	776,400
Payments	(1,685,513)
Appropriation of financial charges	462,399
Exchange variation	15,057
Closing balance on December 31, 2021	4,661,486

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2021 is divided as follows: R$977,027 thousand up to one year (R$942,039 thousand up to 1 year in 2020), R$3,329,764 thousand between 1 and 5 years (R$2,760,546 thousand between one to five years in 2020) and R$828,633 thousand over 5 years (R$1,575,473 thousand for more than five years as of December 31, 2020).

Impacts on the statement of income

The impact on the income for 2021 was: “Expenses of depreciation” – R$725,690 thousand (R$839,177 thousand in 2020), “Interest and similar expenses” – R$462,399 thousand (R$476,215 thousand in 2020) and “Expenses of the foreign exchange variation” – R$15,057 thousand (R$67,291 thousand in 2020), totaling R$1,203,146 thousand in expenses (R$1,304,678 thousand in 2020).

Expenses for 2021 with short-term contracts were R$1,440 thousand (R$1,695 thousand in 2020).

Other information

In compliance with CVM Circular Letter No. 02/19, the Company performed the lease calculations considering the update of cash flows for inflationary expectations and discounted at a nominal rate (real x nominal model). The Company evaluated that the real x nominal model when compared to the nominal x nominal model (discounted cash flow at a nominal rate) does not present material differences.

38)       SHAREHOLDERS’ EQUITY

a)	Capital and shareholders’ rights

i.	Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2021	On December 31, 2020

Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	9,719,079,572	8,870,212,686
Treasury (common shares) (1)	(17,493,900)	(7,307,259)
Treasury (preferred shares) (1)	(12,051,100)	(27,378,542)
Total outstanding shares	9,689,534,572	8,835,526,885

148

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

ii.	Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares	(17,493,900)	(12,051,100)	(29,545,000)
Number of outstanding shares on December 31, 2021	4,853,085,347	4,836,449,225	9,689,534,572

(1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

In the Special Shareholders’ Meeting held on March 11, 2019, the approval was proposed by the Board of Directors to increase the share capital by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common shares and 671,985,774 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, was approved by Bacen on March 19, 2019.

In the Special Shareholders’ Meeting held on March 10, 2020, the Board of Directors’ proposal to increase the share capital by R$4,000,000 thousand was approved, increasing it from R$75,100,000 thousand to R$79,100,000 thousand, with bonus shares, through the capitalization of part of the balance of the “Profit Reserves - Statutory Reserve” account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with the issuance of 806,382,972 new registered-book-entry shares, with no par value, being 403,191,507 common and 403,191,465 preferred shares, which were attributed free of charge to shareholders in the proportion of 1 new share for every 10 shares of the same type that they held on the base date, approved by Bacen on March 30, 2020.

In the Special Shareholders’ Meeting held on March 10, 2021, the Board of Directors’ proposal to increase the share capital by R$4,000,000 thousand was approved, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in accordance with the provisions in Article 169 of Law No. 6,404/76, with the issuance of 883,552,687 new registered-book-entry shares, with no par value, being 442,779,931 common and 440,752,756 preferred shares, which were attributed free of charge to shareholders in the proportion of 1 new share for every 10 shares of the same type that they held on the base date.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

As defined in Central Bank Resolution No. 4,820/20, as amended by Resolution No. 4,885/20, the payout in 2020 was limited to the percentage indicated in the statutory accounting records.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

149

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

b)	Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Company’s paid-in capital share amount.

c)	Interest on shareholders’ equity/Dividends

In a meeting of the Board of Directors on June 22, 2021, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on equity, related to the first half of 2021, amounting to R$5,000,000 thousand, which equates to R$0.49 per common share and R$0.54 per preferred share, payment of which was made on July 12, 2021.

In a meeting of the Board of Directors on December 9, 2021, the Board of Directors’ proposal was approved for the payment to shareholders of supplementary dividends and interest on equity, related to the second half of 2021, of R$2,200,000 thousand, in which there were dividends of R$2,000,000 thousand, R$0.19 per common share and R$0.21 per preferred share and interest on equity of R$200,000 thousand, R$0.019 per common share and R$0.021, payment of which was made on December 30, 2021.

As of December 31, 2021, Bradesco held in treasury 17,493,900 common shares and 12,051,100 preferred shares for a total amount of R$666,702 thousand. The minimum, average and maximum cost per common share is R$17.94, R$21.07 and R$24.28, and per preferred share is R$20.88, R$24.73 and R$28.31, respectively.

In a meeting of the Board of Directors on December 16, 2020, the proposal of the Board of Executive Officers was approved for payment to shareholders of supplementary interest on shareholders’ equity related to the fiscal year of 2020, to the value of R$3,502,000 thousand, of which R$0.37 was offered per common share and R$0.42, per preferred share, whose payment will be made on January 7, 2021.

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers ‘proposal for payment of complementary interest on shareholders’ equity for the year of 2019 was approved, in the amount of R$4,245,000 thousand, of which R$0.50 per common share and R$0.55 per preferred share, payment of which was made on December 30, 2019.

Interest on shareholders’ equity/dividends were paid or recognized in provisions, as follows:

150

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

Description	R$
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,861,951	279,293	1,582,658
Supplementary interest on shareholders´ equity paid	0.397359	0.437094	3,686,020	552,903	3,133,117
Cumulative total on December 31, 2020	0.604357	0.664792	5,547,971	832,196	4,715,775

Monthly interest on shareholders’ equity paid	0.206998	0.227698	2,040,090	306,013	1,734,077
Intermediary interest on shareholders’ equity paid (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Supplementary interest on shareholders´ equity paid (2)	0.01966	0.021625	200,000	30,000	170,000
Supplementary dividends paid (2)	0.196595	0.216255	2,000,000	-	2,000,000
Cumulative total on December 31, 2021	0.913260	1.004586	9,240,090	1,086,013	8,154,077

d)    Shares in treasury

In the Special Shareholders’ Meeting held on March 10, 2021, the cancellation of all shares held in treasury issued by the Company, acquired through a share buyback program was approved, consisting of 34,685,801 nominative-book entry shares, with no nominal value, in which there are 7,307,259 common shares and 27,378,542 preferred shares, with no reduction in the share capital, approved by the Central Bank of Brazil, on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the share buyback program of its own issue to remain in treasury and subsequent disposal or cancellation, currently in force, approved on December 23, 2020, authorizing the acquisition of up to 15,000,000 shares and institued a new buyback program (“new program”) authorizing Bradesco’s Board of Directors to acquire, in the period from April 26, 2021 to April 26, 2022, up to 97,190,795 nominative-book entry shares, with no nominal value, up to 48,705,792 common shares and up to 48,485,003 preferred shares.

On December 31, 2021, 17,493,900 common shares and 12,051,100 preferred shares remained in treasury, amounting to R$666,702 thousand. The minimum, average and maximum cost per common share is R$17.94, R$21.07 and R$24.28 and per preferred share is R$20.88, R$24.73 and R$28.31, respectively. The market value of these shares, on December 31, 2021, was R$16.19 per common share and R$19.21 per preferred share.

151

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

39)       TRANSACTIONS WITH RELATED PARTIES

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Company has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020	On December 31, 2021	On December 31, 2020
Assets
Loans and advances to banks	-	-	431,132	186,504	-	-	431,132	186,504
Securities and derivative financial instruments	113,137	62,326	246,293	649,932	-	-	359,430	712,258
Loans and other assets	11	16	127,391	334,746	186,714	119,659	314,116	454,421
Liabilities
Customer and financial institution resources	3,449,443	2,129,974	739,151	677,839	296,736	143,815	4,485,330	2,951,628
Securities and subordinated debt securities	14,179,462	11,480,275	-	-	763,057	702,417	14,942,519	12,182,692
Derivative financial instruments	-	32,219	34,815	-	-	-	34,815	32,219
Other liabilities (4)	54,732	1,195,928	12,285,329	10,808,025	30,737	18,594	12,370,798	12,022,547

	R$ thousand
	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	Accrued on December 31
	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and expenses
Net interest income	(789,018)	(448,376)	(37,812)	(181,754)	(44,837)	(45,003)	(871,667)	(675,133)
Income from services provided	159	109	103,150	98,556	145	119	103,454	98,784
Other expenses net of other operating revenues	64,417	58,434	(1,687,257)	(1,644,088)	118,348	89,582	(1,504,492)	(1,496,072)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

152

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
a)	Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•	The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2021, the maximum amount of R$892,614 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$522,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousand
	Year ended December 31
	2021	2020	2019
Salaries	892,580	534,696	852,862
Total	892,580	534,696	852,862

Post-employment benefits

	R$ thousand
	Year ended December 31
	2021	2020	2019
Defined contribution supplementary Pension Plans	516,118	513,082	468,079
Total	516,118	513,082	468,079

The Company has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b)	Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

Direct ownership	On December 31, 2021	On December 31, 2020

Common shares	0.33%	0.53%
Preferred shares	0.80%	0.91%
Total shares (1)	0.57%	0.72%

(1) On December 31, 2020, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares (on December 31, 2019 – 2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares).

153

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

40)       OFF-BALANCE SHEET COMMITMENTS

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31, 2021	On December 31, 2020
Commitments to extend credit (1)	309,104,025	254,897,024
Financial guarantees (2)	83,467,093	80,236,602
Letters of credit for imports	1,233,034	1,056,613
Total	393.804.152	336,190,239

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

154

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

41)       NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

Standards, amendments and interpretations of new standards for the year ended December 31, 2021

•	IFRS 16 – Leases – Rental concessions related to Covid-19 beyond June 30, 2021.This is a practical expedient that allows tenants not to consider as an amendment to the contract, those leases that they receive as concession, due to the Covid-19 pandemic. The Company has opted not to use the practical expedient, therefore, there was no impact on the Financial Statements.

Reform in the interest rates used as market references (IBOR) – Phase II. Impacts on IFRS 4 – Insurance Contracts, IFRS 7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement Disclosures. The main changes were: (i) permission to replace the effective interest rate of financial instruments by a compatible rate, without derecognizing the operation, provided that it is a consequence of the reform; (ii) Recognition as a result of the ineffective portion of hedge accounting, due to the e

d of the exemptions provided for in Phase I of the project. These changes are effective for years beginning on January 1, 2021. No impacts on the Company were identified.

Standards, amendments and interpretation of standards applicable to future periods

•	IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to “the contractual margin of the service) is recognized over the term of the contracted coverage. The general model is planned to be applied to long-term portfolios. As a variation of the general model the variable rate model (VFA) is presented, which follows the same principles of the general model, however it is changed to measure profits on investments, this model will be applied to the PGBL and VGBL pension portfolios. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. The simplified model will be applied to the portfolios of Non-Life, Health insurance and short-term Life products. This information provides a basis for users of financial statements to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company’s cash flows. In addition, an amendment to IFRS 17 transition requirements was published, which deals with an option for Insurance entities to provide comparative information on financial assets in order to avoid possible temporary financial mismatches between financial assets and liabilities of insurance contracts, since IFRS 17 and IFRS 9 have different transition requirements. IFRS 17 is effective for annual periods beginning on or after January 1, 2023. The Company is in the process of implementing the standard, currently evaluating the impacts of transition in each of its portfolios.

•	Amendments to IAS 1 – Presentation of the Financial Statements. The amendments aim to improve accounting policy disclosures so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies, rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

•	Amendments to IAS 8 – Accounting Policies, Change of Estimates Error Correction. Entities should distinguish the differences between amendments in accounting policies and amendments in accounting estimates. The amendments take effect for annual periods beginning on or after January 1, 2023, with early adoption permitted. The Company is in the process of evaluating the impacts of the disclosure in the Financial Statements.

•	Amendments to IAS 12 – Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to leasing operations and closing obligations, for example. With the amendments, entities will no longer be entitled to exemption and will be obliged to recognize the deferred tax on such transactions. The changes will be effective for annual periods beginning on or after January 1, 2023. The Company is in the process of assessing impacts.

42)       OTHER INFORMATION

1.	Since March 11, 2020 the World Health Company (WHO) declared Covid-19, which originated in China at the end of 2019 and spread throughout the world through different variants, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The Covid-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as changing the interest rate, the National Monetary Council and the Federal Government approved, in extraordinary meetings, various measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers have tried to approve Bills that minimize the repercussion of Covid-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

•	Financial instruments: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;

•	Loans: there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in migration between the credit ratings and, consequently, a higher level provisioning;

156

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
•	Deferred tax assets: whose recoverability depends on future taxable income, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
•	Intangible assets: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
•	Funding: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
•	Technical provisions of insurance and pension resources: that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the “Life” segment and a higher frequency of claims from “Health” policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
•	Civil and labor provisions: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as we may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

In-person return to work is taking place gradually in the administrative areas and, regardless of the work model, by a medical team.

One of the main objectives of risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the Covid-19 pandemic and will make every effort to maintain the fullness of operations, the services to the population, and the stability of the national financial system.

Bradesco offer of emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals, up to the date of approval of these financial statements, were individually immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since, part of the impact of the pandemic is already reflected in the level of provisioning, however, its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of operations.

2.	The recent conflict between Russia and Ukraine has caused the United States government, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia besides threatening with additional sanctions and controls. These measures have impacted energy, oil and other commodities prices and have consequently caused instability and volatility in the economies and markets in general. These conditions can affect the global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation. So far, no relevant direct impacts have been identified.

3.	On July 29, 2020, Law No. 14.031 was enacted, a portion determined that, as of the 2021 financial year, an exchange rate assessment of the foreign investment risk abroad of coverage with financial institutions (hedge) carried out by financial institutions and authorized to operate by the Central Bank of Brazil in a controlled company, affiliate, branch, branch or agency domiciled abroad, registered in

157

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements
each year, which must be computed in the determination of the income tax and social contribution tax base. Net profit of the investing company domiciled in the country, in proportion: i) 50%, in the 2021 fiscal year; and 100%, from the year 2022.

4.	On February 25, 2022, Banco Bradesco SA (“Bradesco”), through its subsidiary Bradescard Elo Participações SA, it consummated the transaction with BB Elo Cartões Participações SA, subsidiary of Banco do Brasil SA, for the purchase of 49.99% interest in Banco Digio SA (“Digio”), for the amount of R$645 million. Bradesco now holds, indirectly, 100% of the capital stock of Digi. This transaction is in line with Bradesco's strategy of investing in digital companies, complementing its operations in a diversified way and reaching different audiences, with different models.

5.	On January 18, 2022, Bradesco announced to the market, the issuance of its first Sustainable Bond linked to socio-environmental criteria, worth US$500 million, as a sustainable international funding of senior debt, with a 60-month term and a coupon of 4.375% per annum.

6.	On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 46 years, especially to non-resident high net worth Individuals.

On September 10, 2019, the Central Bank of Brazil authorized Bradesco to: (i) hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the United States.

On October 8, 2020, all regulatory authorizations were granted for the acquisition of 100% of the share capital of BAC Florida Bank by Bradesco.

Upon completion of the acquisition, on October 30, 2020, Bradesco:

•	assumed the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its high net worth customers (Prime) and Private Bank, in addition to other banking services, such as checking accounts, credit card and real estate financing; and
•	this transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional customers.

We present below, the composition of the values of acquisition of BAC Florida and its subsidiaries and goodwill in the acquisition of shares as determined:

R$ thousand
Payment to BAC Florida	3,161,724
Total cost of acquisition	3,161,724
- Fair value of net assets acquired (provisional amount) (1)	1,595,336
- Identifiable intangible assets	1,003,266
- Goodwill on the acquisition of shares	563,122
(1)	Adjustment of provisions for expected losses, in accordance with IFRS 9 and lease agreements, in accordance with IFRS 16.

Bradesco hired a specialized and independent company to conduct the study of the purchase price allocation (“PPA”), for the initial allocation of the fair value of the assets acquired and liabilities assumed by BAC Florida.

We present the amounts for the assets and liabilities acquired on October 30, 2020 base date of the acquisition:

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) Notes to the Consolidated Financial Statements

R$ thousand
BAC Florida Bank

Assets
Cash and due from banks	2,385,237
Securities and derivative financial instruments	1,158,008
Loans	9,337,171
Property and equipment	39,779
Intangibles	13,073
Other assets	408,724
Total assets	13,341,992

Liabilities
Deposits from customers	10,951,685
Other liabilities	794,971
Shareholders’ equity	1,595,336
Total	13,341,992

The following intangible assets of defined useful life not recognized in BAC Florida Bank’s individual financial statement and goodwill were recognized in the consolidated financial statements.

Intangibles not recognized in the financial statement	R$ thousand	Life Cycle - months	Approach
Relationship with customers	209,690	204	Income approach - MEEM
Core deposits (1)	484,144	215	Income approach
Licenses	309,432	60	Market approach
Goodwill	563,122	Undefined
Total	1,566,388

(1) Considering the characteristics of BAC's deposit portfolio, it was observed that there is funding remunerated at rates lower than the average cost of funding from similar financial institutions. Thus, it was understood that there is no restriction for the use of these funds in credit operations, thus identifying the existence of intangible assets.

On December 31, 2021, the impairment test was performed considering the following assumptions:

•       For the calculation of the economic value, budgetary projections of five years were used;

•       For the calculation of the value of perpetuity, the cash flow generated in the last year was considered and the growth rate in perpetuity was 4.24% per annum: inflation of 2.20% and real growth of 2% per annum; and

•       The nominal discount rate used was 8.93% per annum.

No loss was identified, since the calculated recoverable value is greater than the accounting value.

159

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Officer

Phone: +55 11 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3º andar

Osasco – SP

Brazil

banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2022

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.